

13001938

D STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from _________ to _________.

Commission file number: 0-31265

TELIK, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**93-0987903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 Hansen Way, Palo Alto, CA 94304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (650) 845-7700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	**Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $3,724,083 as of June 30, 2012, based upon the closing sale price on the Nasdaq Capital Market reported on June 29, 2012. The calculation excludes approximately 408,561 shares held by directors, officers and stockholders whose ownership exceeded five percent of the Registrant's outstanding Common Stock as of June 30, 2012. Exclusion of these shares should not be construed to indicate that such person controls, is controlled by or is under common control with the Registrant. The determination of affiliate status for the purposes of this calculation is not necessarily a conclusive determination for other purposes.

There were 4,560,030 shares of Registrant's Common Stock issued and outstanding as of February 28, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement to be filed on or about April 8, 2013 with the Securities and Exchange Commission pursuant to Regulation 14A for the Registrant's Annual Meeting of Stockholders. Except with respect to the information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part hereof.

TELIK, INC.
2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "potential," or "continue" or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this Annual Report on Form 10-K and are statements regarding our current intent, belief, or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of interim or final results of our Phase 2 clinical and Phase 3 registration trials, the progress and timing of our research programs, including clinical testing, our anticipated timing for filing additional Investigational New Drug, or IND, applications with the United States Food and Drug Administration for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology, which is discussed below), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations and to enter into additional collaborations, our future operating expenses, our future losses, our future expenditures for research and development, our cash resources and ability to fund current and future operations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the section of Item 1A entitled "Risk Factors," and elsewhere in this Annual Report. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

TELIK, the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks or registered trademarks of Telik, Inc. All other brand names or trademarks appearing in this Annual Report are the property of their respective holders.

PART I

Item 1. Business.

Overview

Our Business and Strategy

Telik, Inc. was incorporated in Delaware in 1988 and is a clinical-stage drug development company focused on discovering and developing small molecule drugs to treat cancer. We discover our product candidates using our proprietary drug discovery technology, Target-Related Affinity Profiling, or TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. Our business strategy is to:

- Establish FDA concurrence on the trial design of a Phase 3 registration study for TELINTRA.
- Establish partnerships with a pharmaceutical or biotechnology company to assist in further development and commercialization of Telintra and other pipeline candidates.
- Utilize our proprietary TRAP drug discovery platform to provide a pipeline of future product development candidates to address unmet needs in cancer treatment.

Clinical Product Development

TELINTRA, our lead drug product candidate in clinical development, is a small molecule glutathione analog inhibitor of the enzyme glutathione S-transferase P1-1, or GST P1-1. We are developing TELINTRA for the treatment of blood disorders that are characterized by defects in blood formation with associated low blood cell levels, such as anemia, neutropenia or thrombocytopenia. We completed an 86 patient Phase 2 clinical trial of TELINTRA tablets for the treatment of patients with myelodysplastic syndrome, or MDS, a hematologic cancer characterized by ineffective red blood cell production requiring large numbers of transfusions to support the patient. We presented the results at the annual meeting of the American Society of Hematology, or ASH, in December 2010.

In the second quarter of 2009, we initiated a Phase 2 trial of TELINTRA in patients with severe chronic neutropenia, or SCN, a rare blood disorder characterized by low levels of circulating white blood cells resulting in patients having multiple life threatening infections. Due to the scarcity of SCN patients and our focus on MDS, we plan to terminate this study once the last remaining patients complete treatment around the second quarter of 2013.

In 2011, we initiated two Phase 2 clinical trials to evaluate TELINTRA in patients with Revlimid refractory or resistant, deletion 5q MDS, and in patients with transfusion dependent, non-deletion 5q MDS, who have not been treated with prior hypomethylating agents. In addition, we completed a Phase 1 dose-ranging study of TELINTRA tablets in combination with Revlimid in patients with MDS and presented the results at the annual meeting of ASH in December 2011.

In 2012, we applied for orphan drug eligibility for TELINTRA for the treatment of MDS and were granted that designation by the US Food and Drug Administration, or FDA, in January 2013. We also completed an End of Phase 2 meeting with the FDA in January 2013 and a preliminary agreement was reached regarding the design of a Phase 3 placebo-controlled randomized registration trial of TELINTRA for the treatment of Low to Intermediate-1 risk MDS using red-blood-cell transfusion independence as the endpoint. In accordance with the FDA's guidance, we plan to complete the design of the Phase 3 registration trial by the end of the first quarter in 2013. In order to focus our resources on the Telintra MDS registration program, we have decided to stop further enrollment in our ongoing Phase 2 exploratory trials mentioned above.

TELCYTA, our second product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. TELCYTA binds to GST P1-1, an enzyme that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, and breast. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs and this elevation is associated with the development of resistance to these drugs.

TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 and Phase 3 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. In May 2010, we initiated an investigator led study at a single site of TELCYTA in patients with refractory or relapsed mantle cell lymphoma, diffuse large B cell lymphoma, and multiple myeloma. Enrollment for this study is in two stages and is expected to range between 18 to 48 patients based on the number of responses observed. Based on responses observed in stage 1, we had planned to expand the study to stage 2 and add a second investigator site in the first quarter of 2012. However, in order to focus our resources on TELINTRA development, we have terminated this study.

Preclinical Drug Product Development

We currently have a small molecule compound, TLK60404, in preclinical development which inhibits both Aurora kinase and VEGFR kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while vascular endothelial growth factor, or VEGF, plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. We have conducted some preclinical safety studies. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

We have also discovered TLK60357, a novel, potent small molecule inhibitor of cell division. TLK60357 inhibits the formation of microtubules that are necessary for cancer cell growth leading to persistent cancer cell block and subsequent cell death at the G2/M phase of the cell cycle. This compound demonstrates potent broad-spectrum anticancer activity against a number of human cancer cells. This compound also displays oral efficacy in multiple, standard preclinical models of cancer. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

In addition, we have identified TLK60596, a small-molecule dual inhibitor of VEGFR1 and VEGFR2 kinase. VEGFR1/2 kinases are known to mediate the formation of new blood vessels in human cancers allowing them to grow. In standard animal models of human colon cancer, oral administration of TLK60596 significantly reduced tumor growth. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

Clinical Product Development Programs

Cancer is the second most common cause of death in the United States according to the American Cancer Society's 2012 Cancer Facts and Figures. The five-year survival rates for patients with cancers that have spread from their original sites, although improved in recent years, are still poor. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

TELINTRA

TELINTRA is our lead small molecule product candidate in clinical development for the treatment of blood disorders including cancer. It has a novel mechanism of action and acts by inhibiting GST P1-1, an enzyme that is involved in the control of cellular growth and differentiation. Inhibition of GST P1-1 results in the activation of the signaling molecule Jun kinase, a key regulator of the function of blood precursor cells. Preclinical tests show that TELINTRA is capable of causing the death or apoptosis of leukemic or malignant blood cells, while stimulating the growth and development of normal blood precursor cells. TELINTRA, therefore, may lead to a treatment for diseases that are characterized by the presence of abnormal blood cells and or low levels of normal blood cells. The combination of abnormal cells and low normal blood cell levels is found in a number of hematologic diseases, including MDS.

In addition, decreased normal blood cell levels, especially of white cells, occur as a common side effect of cancer chemotherapy and render the already weakened cancer patient susceptible to life-threatening infections. Treatment is intended to accelerate the recovery of the white blood cells levels and decrease the risk for developing an infection. TELINTRA accelerated the recovery of white blood cells (neutrophils) in several preclinical models of chemotherapy induced neutropenia. Since currently approved treatments for this complication are given by injection, the oral formulation of TELINTRA, if effective, may prove to be a convenient alternative.

TELINTRA has been studied in MDS using two formulations. A liposomal formulation was developed for intravenous administration of TELINTRA and was used in Phase 1 and Phase 2 studies in MDS patients. The results from the Phase 2 intravenous liposomal TELINTRA clinical trials demonstrated that TELINTRA treatment was associated with improvement in all three types of blood cell levels in patients with all types of MDS, including those in intermediate and high-risk groups. An oral dosage formulation (tablet) was subsequently developed and results from a Phase 1 study with TELINTRA tablets showed clinical activity and the formulation to be well tolerated. The tablet formulation of TELINTRA may offer advantages, including ease of manufacturing and oral administration and allow us to offer a product that is an alternative to the currently marketed parenterally administered drugs.

The activity and safety profile of tablet formulation allowed us to complete a Phase 2 trial of TELINTRA tablets in MDS. The results of this study were reported at the 52nd annual meeting of ASH in December 2010. The primary objective of the Phase 2 TELINTRA tablet study was to determine the efficacy of TELINTRA, defined by Hematologic Improvement, or HI, response rate according to the 2006 International Working Group criteria, or IWG 2006, as well as its safety. An additional goal of this study was to identify those patients whose MDS disease characteristics may allow us to prospectively target patients most likely to respond to TELINTRA treatment. A multivariate logistic regression analysis was conducted to identify significant MDS disease prognostic factors associated with erythroid improvement response rates, including prior MDS treatment, age, gender, the international prognostic scoring system, or IPSS, risk, Eastern Cooperative Group performance status, years from MDS diagnosis, MDS World Health Organization subtypes, anemia only versus anemia plus other cytopenias, dose schedule and starting dose. Results from this study show that:

- TELINTRA is the first GSTP1-1 enzyme inhibitor shown to cause clinically significant reductions in red blood cell transfusions, including transfusion independence in low to intermediate-1 risk MDS patients, as well as improvement in platelet count and white blood cell levels in certain patients. The multilineage responses and safety profile observed provides a unique clinical activity profile with attractive tolerability and safety.
- TELINTRA, administered orally twice daily, appeared to be convenient and flexible for chronic treatment administration.
- The hematologic improvement rates were consistent with the Phase 1 results with TELINTRA and the duration of response was enhanced using the extended dose schedules.
- Prior treatment with certain agents may influence the response to subsequent TELINTRA treatment. Revlimid is currently the only drug approved for treatment of low to intermediate-1 risk MDS red blood cell transfusion dependent patients with the 5q deletion cytogenetic karyotype. TELINTRA has shown clinically significant activity in Revlimid naïve or prior Revlimid resistant patients.
- Prior history of Vidaza or Dacagen treatment appears to be an important predictor of decreased TELINTRA efficacy and tolerability. These findings may assist ongoing pharmacogenomic studies to characterize the genomic profile of responders and develop a test to identify those patients that are more likely to respond to TELINTRA treatment.

We completed a Phase 1 dose-ranging study of TELINTRA tablets in combination with Revlimid in patients with MDS to assess the potential for development of combination chemotherapy with TELINTRA and Revlimid for the treatment of MDS in the fourth quarter of 2011 and results were presented at the 53rd annual meeting of ASH in December 2011. The rationale for this study was based upon the novel mechanism of action of TELINTRA, non-overlapping toxicity with Revlimid and the need for improved treatment options. The primary objective of the study was to establish the safety of the combination and the optimal dosing for TELINTRA in combination with the standard dose of Revlimid. The secondary objectives were to assess the efficacy as measured by rates of hematologic improvement in red blood cell, white blood cell and platelet levels, and decreases in blood transfusions. In this study, the combination of TELINTRA and Revlimid was generally well tolerated with no unexpected new toxicities and the observed toxicities were those expected from either agent alone. It also provided a unique profile of activity with platelet transfusion independence and trilineage and bilineage responses, which was also seen with single-agent TELINTRA. The findings of the study support the further development of the combination in MDS as well as other hematologic malignancies where Revlimid is a standard of care.

We also reported the results of gene expression analyses performed on clinical samples obtained from MDS patients on our Phase 2 study at the 53rd annual meeting of ASH. The goal of these analyses is to identify patients more likely to respond to TELINTRA therapy. Pre-therapy bone marrow mononuclear cells of MDS patients treated with TELINTRA who demonstrated hematologic improvement were analyzed for gene expression by whole genome array. The top 100 differentially expressed genes of responders and non-responders were identified and revealed a number of genes and unidentified transcripts that may play a role in the MDS patient response to TELINTRA treatment. Pathway analysis of the expression data confirmed that a c-Jun N-terminal kinase, or JNK, gene set was consistently under-expressed in the pre-therapy bone marrow mononuclear cells of responders and over-expressed in non-responders. Importantly, this result was consistent with the proposed TELINTRA mechanism of action: patients whose pre-therapy marrow showed under-expression of the JNK gene set were those who benefited from TELINTRA; while those patients who over-expressed these genes were unlikely to respond to TELINTRA. In addition, it may be possible to use gene expression signatures to enable selection of MDS patients that are most likely to benefit from TELINTRA.

In 2011, we initiated a Phase 2 clinical trial of TELINTRA in patients with Revlimid refractory or resistant del 5q MDS and a Phase 2b clinical trial of TELINTRA in patients with non-deletion 5q MDS, who have not been treated with HMA. As a result of our meeting with the FDA in January 2013 we have decided to stop further enrollment in these two trials in order to focus our resources on the Phase 3 registration program.

In addition to MDS, we are studying the use of TELINTRA for the treatment of SCN, a blood disorder typified by very low neutrophil or white blood cell levels. White blood cells are important in defending the body against infections, and therefore, a patient with severely low white blood cell levels is more susceptible to life-threatening infections. A publication on November 2, 2011, in the *Journal of Hematology & Oncology* entitled "Oral ezatiostat HCl (Telintra®, TLK199) and Idiopathic Chronic Neutropenia (ICN): A case report of complete response of a patient with G-CSF resistant severe chronic idiopathic neutropenia following treatment with Telintra" highlights an important observation that TELINTRA produced a striking and sustained hematologic response in white blood cell levels in an ICN patient who had an inadequate response to the standard of care, granulocyte colony stimulating factors, or G-CSF. This case report describes a patient with severe ICN who experienced frequent episodes of sepsis requiring hospitalizations and prolonged courses of antibiotics for the preceding four years. She was treated with G-CSF and had delayed, variable, and transient responses. After receiving TELINTRA therapy, her white blood cell levels stabilized, temperature normalized, and chronic infections resolved for over eight months. These results may suggest a potential role for TELINTRA in the treatment of patients who are not responsive to G-CSF injections. TELINTRA, a GST P1-1 inhibitor, may achieve this effect by activating JNK, promoting the growth and maturation of blood progenitor stem cells.

In December 2012, an abstract entitled "Oral Ezatiostat HCl (Telintra), a Glutathione Analog Prodrug GSTP1-1 Inhibitor, for Treatment of Patients with Myeloid Growth Factor-Resistant Idiopathic Chronic

Neutropenia (ICN)," was published in the proceedings of the ASH national meeting. This abstract reports the preliminary results of a clinical trial with TELINTRA in patients with ICN, a rare group of blood disorders characterized by low circulating neutrophils, recurrent fevers, mucosal inflammation and serious systemic infections. The risk and severity of these complications is related to abnormally low levels of white blood cells. Most patients initially respond to treatment with G-CSF; however, some patients fail to respond or become resistant to G-CSF treatments. Further, G-CSF therapy is often associated with bone and muscle pain, low platelet counts and enlargement of the spleen. Patients may need to be on G-CSF for the rest of their lives and these side effects can interfere with therapy.

Four patients with longstanding, severe ICN and inadequate absolute neutrophil count, or ANC, response to G-CSF were enrolled in this phase 2 trial. These patients all had a history of frequent hospitalization for sepsis, prolonged courses of antibiotics and poor response to myeloid growth factors, including G-CSF. TELINTRA treatment of these ICN patients with grade 4 neutropenia who were not responsive to G-CSF resulted in a durable increase in their white-blood-cell levels, leading to clinically significant reductions in serious infections. Extended treatment with TELINTRA has been well tolerated in these patients and may be appropriate for longer-term therapy. TELINTRA is the first targeted GSTP1-1 inhibitor that has been shown to have a positive effect on white blood cell levels in ICN and may provide molecular insight into the pathophysiology of ICN. These results suggest that further study is warranted of TELINTRA's potential role as an oral therapy alternative or adjunct to G-CSF in the treatment of ICN in patients who are not responsive to G-CSF.

TELCYTA

TELCYTA is a small molecule drug product candidate we are developing for the treatment of cancer. TELCYTA binds to GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TELCYTA binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells as well as other reactive agents. In contrast to the usual situation in which GST P1-1 is involved in the destruction of chemotherapeutic drugs, GST P1-1 activates TELCYTA when TELCYTA reaches its cellular target. In this way, TELCYTA kills cancer cells by inducing cell death through a process called apoptosis.

TELCYTA has been evaluated in multiple Phase 1, 2 and 3 clinical trials, including trials using TELCYTA as monotherapy and in combination regimens in ovarian, non-small cell lung, breast and colorectal cancer. Results from these clinical trials indicate that TELCYTA monotherapy was generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. When TELCYTA was evaluated in combination with standard chemotherapeutic drugs, the tolerability of the combinations was similar to that expected of each drug alone. Clinical activity including objective tumor responses and/or disease stabilization was reported in the TELCYTA Phase 2 trials; however, TELCYTA did not meet its primary endpoints in the Phase 3 studies. In May 2010, we initiated an investigator led study at a single site of TELCYTA in patients with refractory or relapsed mantle cell lymphoma, diffuse large B cell lymphoma, and multiple myeloma. In the third quarter of 2012, we terminated this study in order to focus our resources on the development of TELINTRA in MDS.

Preclinical Drug Product Development

TLK60404—Aurora Kinase/VEGFR Inhibitors

We have a small molecule compound, TLK60404, in preclinical development which inhibits both Aurora kinase and VEGFR kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while VEGF plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. These lead compounds prevented tumor growth in preclinical models of human colon cancer and human leukemia by inhibiting Aurora kinase and VEGFR kinase. Our data support the concept that dual inhibition of Aurora kinase and VEGFR kinase represents a promising approach for anticancer therapy. A development drug product candidate, TLK60404, has been selected. We have conducted some preclinical safety studies. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

TLK60357—Antimitotic Agent

Using our TRAP technology, we have discovered TLK60357, a novel, potent small molecule inhibitor of cell division. TLK60357 inhibits the formation of microtubules that are necessary for cancer cell growth leading to persistent G2/M cancer cell cycle block and subsequent cell death. This compound demonstrates potent broad-spectrum anticancer activity against a number of human cancer cells. This compound also displays oral efficacy in multiple, standard preclinical models of cancer. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

TLK60596 – VEGFR Inhibitor

TLK60596, a potent VGFR kinase inhibitor, blocks the formation of new blood vessels in tumors. Oral administration of TLK60596 to animal models of human colon cancer significantly reduced tumor growth. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

Research Discovery Programs

In addition to generating our current clinical product candidate portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer. We have chosen to pursue those targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease. We are continually evaluating and prioritizing our early stage programs.

TRAP Technology

Our TRAP drug discovery technology is designed to rapidly and efficiently identify small molecule compounds that act on disease-related protein targets. TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics, and the intrinsic limitations of the Ultra High Throughput Screening, or UHTS, approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets; is cost-effective to screen unproven targets for the purpose of validation; and allows the use of complex biologically relevant assays rather highly simplified assays.

We have computationally enhanced TRAP by calculating affinity fingerprints, which greatly expands the number of compounds that can be surveyed. Our small-molecule database now has over 3.5 million computed affinity fingerprints. This approach has eliminated our need to maintain a large chemical inventory, resulting in a significant cost savings. Also, since fingerprints can be computed, TRAP can guide medicinal chemistry by evaluating potential compounds before they are made, thereby reducing the time and resources needed to develop a product candidate.

Collaborative Relationships

We are seeking to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials.

We have in the past established, and we continue to seek, joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations would exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations.

Patents and Proprietary Information

Patents and other proprietary rights are very important to our business. If we have enforceable patents of sufficient scope, it can be more difficult for our competitors to use our technology to create competitive products or to obtain patents that prevent us from using technology we create. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover new chemical compounds, pharmaceutical compositions, methods of preparation of the compounds and compositions and therapeutic uses of the compounds and compositions, methods related to our TRAP technology, and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

We can generally expect to obtain patent term extensions of up to five years for patents covering our product candidates in many countries when and if marketing approvals are obtained. In foreign countries, these extensions are available only if approval is obtained before the patent expires, but in the United States, extensions are available even if approval is obtained after the patent would expire normally through a system of interim extensions until approval.

The composition of matter patent on TELINTRA will expire in the US in 2014. Orphan drug designation for TELINTRA for the treatment of MDS was granted by the FDA in January 2013. Orphan designation grants potential US market exclusivity to a drug for the treatment of a specified condition for a period of seven years following FDA marketing approval. We are actively pursuing multiple new life cycle patent applications for TELINTRA, including applications related to combination therapies, polymorphs, formulations, manufacturing processes and the genomic profiles of responders. We also have been granted US and foreign patents for novel analogs of TELINTRA which expire in 2026 and for the tablet formulation of TELINTRA which expires in 2031. We also have US and foreign patents pending on crystalline forms and polymorph form of TELINTRA, amorphous ansolvate form of TELINTRA, manufacturing process for TELINTRA, dosing, schedule and treatment methods for MDS with TELINTRA (granted at European Patent Office), the treatment of multiple myeloma with TELINTRA and excipient compatibility with TELINTRA. If granted, these patents would expire in 2032. In addition to patent protection, we would generally be entitled to data exclusivities for our product candidates in many countries for several years after marketing approval (for example, 5 years in the United States and up to 10 years in the European Union) when and if marketing approvals are obtained.

We have US and foreign patents granted or pending on our pipeline drug development candidates TLK60404, TLK60357 and TLK 60596. These patents will expire in 2029, 2030 and 2031 respectively.

The primary patents that cover our TRAP technology will expire in 2014. However, computational TRAP that was developed and refined in the past decade remains protected by extensive internal technical knowhow and trade secrets. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our proprietary position. We do not disclose our trade secrets (including significant aspects of our TRAP technology) outside Telik except where disclosure is essential to our business, and we require those individuals, companies and institutions doing business with us, including TRAP collaborators, to execute agreements to protect our trade secrets. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. The product candidates that we and our collaborative partners are developing will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential product candidates. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do. In addition, our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us and our collaborative partners or which would render our technology or potential product candidates obsolete or noncompetitive.

Regulatory Considerations

The manufacturing and marketing of our product candidates and our on-going research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process may take many years, requires the expenditure of substantial resources, may involve post-marketing surveillance and may involve on-going requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of the products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit those products or technologies.

The cost of preparing and submitting a New Drug Application, or NDA, is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees.

Preclinical studies involve laboratory evaluation and animal studies to assess the initial efficacy and safety of a product candidate. The FDA, under its Good Laboratory Practices regulations, regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND would become effective 30 days following its receipt by the FDA.

Clinical trials involve the administration of the investigational product candidate to humans under the supervision of a qualified principal investigator. Clinical trials in the United States must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review

Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials in the United States are conducted in three sequential phases though the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase 1 clinical trials is to establish initial data about the safety and tolerance of the product candidate in humans. In Phase 2 clinical trials, in addition to safety, the efficacy of the product candidate is evaluated in a limited number of patients with the target disease. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multicenter studies of patients with the target disease. We have engaged contract research organizations, or CROs, to facilitate the administration of some of our clinical trials.

We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations applicable to the manufacture of the clinical and commercial supplies of our product candidates. cGMP regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our product candidates.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are generally applied for and obtained at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. If the foreign regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted for the applicable country.

Manufacturing

Isochem North America LLC, or Isochem, has in the past manufactured and supplied a limited number of batches of the active ingredient to be used in the production of TELINTRA for use in clinical trials. As such, we have qualified Isochem as a potential source of supply for clinical quantities of this ingredient. In addition, Patheon Inc., or Patheon, has in the past performed formulation development and analytical services, and produced for us limited batches of clinical trial material, relating to the tablet formation of TELINTRA. As such, we have qualified Patheon as a potential manufacturer of TELINTRA tablets. However, we currently do not have in effect any manufacturing or supply agreements with either Isochem or Patheon. Although we have not qualified any other sources for the active ingredient in TELINTRA or the manufacture of TELINTRA tablets, we have evaluated, and may consider, potential alternative sources for this material in the future.

We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our product candidates for preclinical studies and clinical trials and commercial purposes is subject to regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

Research and Development

Our goal is to develop small molecule drugs for major disease areas and this goal has been supported by our substantial research and development investments. We spent approximately $3.5 million in 2012 and $5.6 million in 2011 on research and development. We conduct research internally and also through collaborations with third parties, including universities. In 2012, approximately 79% of our research and development was conducted internally and 21% was conducted through collaborations with third parties, including consultants.

Employees

As of February 15, 2013, our workforce consisted of one part-time and 17 full-time employees. Of these, five hold Ph.D. or M.D. degrees, or both, and one holds another advanced degree. Of our total workforce, 10 are engaged in research and development and 8 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced any significant work stoppages. We believe that our relations with our employees are good.

Item 1A. Risk Factors.

Our business faces significant risks, some of which are set forth below to enable readers to assess, and be appropriately apprised of, many of the risks and uncertainties applicable to the forward-looking statements made in this Annual Report. You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock could decline and our financial condition or results of operations could be harmed. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. These risks should be read in conjunction with the other information set forth in this Annual Report. There may be additional risks faced by our business, though we do believe that the risks set forth below reflect the more important ones.

If we are unable to raise adequate funds in the near future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop and manufacture our drug product candidates, and our auditors have indicated that our recurring losses and net capital deficiency raise substantial doubt about our ability to continue as a going concern.

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered to a pharmaceutical or biotechnology company will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. Our independent registered public accounting firm has issued a report on our financial statements that includes an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt as to our ability to continue as a going concern without additional capital becoming available. While we have raised $3.6 million in additional funding in the first two months of 2013, we believe our existing cash and investment securities will only be sufficient to complete the clinical trials we are currently conducting and support our current operating plan into the fourth quarter of 2013. However, in the event we are unable to obtain sufficient additional funding within next two to three quarters to enable us to commence a Phase 3 registration trial of TELINTRA, we will be required to focus on other strategic alternatives including the further restructuring of our operations to conserve resources, the sale of company assets, in whole or in part, ceasing operations, or some other arrangement through which the value of our assets to stockholders could be optimized. Unanticipated changes in our research and development plans or other changes affecting our operating expenses may affect actual consumption of existing cash resources. In any event, we will require substantial additional financing in the near term in order to initiate a Phase 3 registration trial of TELINTRA and to fund our continued operations. We do not know whether additional financing will be available when needed or that, if available, we will be able to obtain financing on terms favorable to our stockholders. In addition, the tight credit markets and concerns regarding the availability of credit, particularly in the United States, may also negatively impact our ability to raise additional capital to fund our business. If we fail to maintain the minimum $1.00 per share listing requirement on the Nasdaq Capital Market, our ability to raise additional capital in the public equity market will also be significantly limited. As of December 31, 2012, our accumulated deficit was $548.3 million, and we expect to incur capital outlays and operating expenditures for the next several years as we continue our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates. If we fail to raise adequate funds on terms acceptable to us, if at all, we will not be able to continue to fund our operations, research programs, preclinical testing, clinical trials and manufacturing efforts. Having insufficient funds will require us to delay, scale back, or eliminate some or all of our activities, and our continued existence beyond the fourth quarter of 2013 is uncertain. We will be required to focus on other strategic alternatives including the further restructuring of our operations to conserve resources, the sale of company assets, in whole or in part, ceasing operations, or some other arrangement through which the value of our assets to stockholders could be optimized.

Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

In order to fund our current and future operations, including the initiation of a Phase 3 registration trial, we need to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. In August 2011, we filed a shelf registration statement on Form S-3 to offer and sell, from time to time, equity securities in one or more offerings up to a total dollar amount of $25.0 million. On August 30, 2011 we entered into an At Market Issuance Sales Agreement, or the Sales Agreement, with McNicoll, Lewis & Vlak LLC, or MLV, pursuant to which we may issue and sell shares of our common stock having an aggregate offering price up to $7.0 million, from time to time, through the Sales Agreement. For the year ended December 31, 2012, we sold 872,854 shares of our Common Stock through the Sales Agreement and received approximately $2.0 million in net proceeds after deducting commissions and other related expenses. As of December 31, 2012, we had sold 888,991 shares of our Common Stock (all shares adjusted for the 1-for-30 reverse stock split effected on March 30, 2012) and received approximately $2.2 million in net proceeds since entering into the Sales Agreement.

To the extent that we raise additional capital by issuing equity securities, our stockholders will experience dilution. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

We have a history of net losses, which we expect to continue for the next several years should we have the ability to operate as a going concern. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenue from the commercial sale of products. Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of December 31, 2012, we had an accumulated deficit of $548.3 million. Should we have the ability to operate as a going concern, we expect to incur losses for the next several years as we continue our research and development activities and incur significant clinical testing and drug supply manufacturing costs. We do not anticipate that we will generate product revenue for at least several years. Our losses, among other things, have caused and will cause our stockholders' equity and working capital to decrease. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

If clinical trials of our product candidates are delayed or unsuccessful, or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug is safe and effective for the applicable disease.

We have completed multiple Phase 1 and 2 clinical trials of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. We currently have a randomized Phase 2 clinical trial of TELINTRA in patients with SCN and two Phase 2 clinical trials to evaluate TELINTRA in patients with Revlimid refractory or resistant, deletion 5q MDS, and in patients with transfusion dependent, non-deletion 5q MDS, who have not been treated with prior hypomethylating agents. In January 2013, we reached preliminary agreement with the FDA regarding the design of a Phase 3 registration trial of TELINTRA in MDS and, to focus resources on the registration trial, stopped further enrollment in our active Phase 2 trials.

TELCYTA has been evaluated in multiple Phase 1, 2 and 3 clinical trials. Our Phase 3 trials did not achieve their primary endpoints and consequently the FDA required that we conduct additional studies of TELCYTA to complete clinical development. In May 2010, we initiated an investigator led study at a single site of TELCYTA in patients with refractory or relapsed mantle cell lymphoma, diffuse large B cell lymphoma, and multiple myeloma. However, in an effort to focus our resources on TELINTRA development, we have terminated this study.

Our success depends in large part on our ability to obtain funding for and continue the clinical development of TELINTRA. We do not presently have sufficient funding to continue the clinical development of TELINTRA beyond the fourth quarter of 2013, nor do we have sufficient funding to initiate a Phase 3 registration trial. If we do not obtain the sufficient capital that is required to conduct additional studies, if the FDA does not approve the studies or if the data on future clinical trials are not positive, we may not be able to continue clinical development on TELINTRA and our business will suffer.

We rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We have in the past engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 clinical trials. Dependence on a CRO subjects us to a number of risks. We may not be able to control the amount and timing of resources the CRO may devote to our clinical trials. Should the CRO fail to administer our Phase 3 clinical trials properly and on a timely basis, regulatory approval, development and commercialization of our product candidates will be delayed.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our on-going clinical trials on schedule, if at all. Clinical trials can be delayed for a variety of other reasons, including delays in clinical testing, obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study. Even if we are able to complete such clinical trials, we do not know whether any such trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for at least the next several years.

Delays in clinical testing can also materially impact our product candidates' development costs. If we experience delays in clinical testing or approvals, our product candidates' development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay additional recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to remain viable will be significantly impaired or delayed.

If we do not find collaborators for our product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

Our strategy to develop, manufacture and commercialize our products includes entering into relationships with pharmaceutical companies to advance certain programs and reduce our expenditures with respect to such programs. Our product candidates will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with one or more biotechnology or pharmaceutical companies to provide us with the necessary resources and experience for the development and commercialization of products in these markets. In particular, we are seeking a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELINTRA. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. The current credit and financial market conditions could also impact our ability to find a collaborator for our development programs. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate a collaboration agreement on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators that would be willing to enter into a collaboration agreement with us. If business combinations involving potential collaborators continue to occur, our ability to find a collaborative partner could be diminished, which could result in the termination or delay in one or more of our product candidate development programs.

We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

We may enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for that compound or product candidate. Business combinations or significant changes in a collaborative partner's business strategy may also adversely affect a partner's willingness or ability to complete its obligations under an arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from the Nasdaq Capital Market and are unable to transfer our listing to another stock market.

On September 19, 2008, we received a letter from the Nasdaq Listing Qualifications Department indicating that, for 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 5550(a)(2). The letter also stated that we were given 180 calendar days to regain compliance with this listing requirement, which could be accomplished if the bid price of our common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days. Subsequently, Nasdaq implemented temporary suspensions of the minimum bid price requirement. Effective January 7, 2010, we transferred the listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market, and we were provided an additional 180-day period to regain compliance. On April 22, 2010, we received notice from Nasdaq that we had regained compliance with the minimum bid price requirement. Subsequently, the bid price for our common stock fluctuated below the levels required by Nasdaq rules for continued listing. On July 21, 2010, we received notice from Nasdaq that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market and that we had 180 calendar days to regain compliance. On January 19, 2011, we received a notice from Nasdaq indicating that, while we had not regained compliance with the $1.00 per share requirement, Nasdaq had determined that Telik was eligible to receive an additional 180-day period to regain compliance. On February 10, 2011, we received a notice from Nasdaq indicating that for the preceding, ten consecutive business days, the closing bid price of our common stock had been $1.00 per share or greater and, as such, we had regained compliance with the $1.00 per share minimum bid price requirement. On April 21, 2011, we received notice from Nasdaq that the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market and that we had 180 calendar days, or until October 18, 2011 to regain compliance. On October 20, 2011, we received notice from Nasdaq that we had been provided with an additional 180-day period, or until April 16, 2012, to regain compliance with the minimum $1.00 per share requirement. On March 30, 2012, we effected a 1-for-30 reverse stock split. On April 17, 2012, we received notification from Nasdaq that we had regained compliance with the minimum bid price requirement.

There is no assurance we will maintain compliance with Nasdaq listing requirements. Delisting from the Nasdaq Capital Market could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

It may be difficult for us to retain our current employees and identify, hire and retain future employees.

Our future success depends in part upon our ability to attract and retain highly skilled personnel. Several factors could make it difficult for us to achieve this, including our current cash position and ability to continue our on-going concerns without additional capital. Competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists may be intense and turnover rates high. The cost of living in the San Francisco Bay Area is high compared to other parts of the country, which could adversely affect our ability to compete for qualified personnel and increase our costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty attracting qualified personnel, particularly if our operations expand and the demand for these professionals increases.

In addition, we may have difficulty attracting and retaining personnel as a result of having carried out four workforce reductions since 2007, the most recent of which was completed in November 2010. We cannot assure you that future reductions or adjustments of our workforce will not be made or that issues, such as voluntary departures by some employees, associated with such reductions will not recur. These circumstances could significantly impede the achievement of our business objectives.

If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors' existing products or product candidates under development or may not obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of regulatory authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product candidate and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA "Good Laboratory Practices" regulations in our preclinical studies. Clinical trials are subject to oversight by Institutional Review Boards, or IRBs, of participating clinical sites and the FDA and:

- must be conducted in conformance with the FDA regulations;
- must meet requirements for IRB approval;
- must meet requirements for informed consent;
- must meet requirements for Good Clinical Practices;
- may require large numbers of participants; and
- may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Before receiving FDA clearance to market a product candidate, we, or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product candidate is granted, this clearance will be limited to those disease states and conditions for which the product candidate is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any product candidate developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Regulatory clearance may also contain requirements for costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. If problems occur after initial marketing, such as the discovery of previously unknown problems with our product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, or manufacturer or manufacturing issues, marketing approval can be withdrawn.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. Most foreign regulatory approval processes include all of the risks associated with FDA clearance described above and some may include additional risks.

As our product programs advance, we may need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for additional advanced clinical trials, including Phase 2 and Phase 3, we may also need to expand our clinical development personnel. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees.

If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

Our success will depend in a large part on our own and our licensees' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;

- any of our pending patent applications will result in issued patents;
- any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
- any of our issued patents will be valid or enforceable; or
- we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies' patents.

We are actively pursuing multiple life cycle patent applications for TELINTRA, including applications related to combination therapies, polymorphs, formulations, manufacturing processes and the genomic profiles of responders. The composition of matter patent on TELINTRA will expire in the US in 2014. We have also been granted US and foreign patents for potent analogs of TELINTRA (expiry in 2026) and the tablet formulation of TELINTRA (expiry in 2031). We have US and foreign patents pending on crystalline forms and polymorph form of TELINTRA (expiry in 2031); amorphous ansolvate form of TELINTRA (expiry in 2032); manufacturing process for TELINTRA (expiry in 2031); dosing, schedule and treatment methods for MDS with TELINTRA (expiry in 2031; granted at EPO); the treatment of multiple myeloma with TELINTRA (expiry in 2032); and excipient compatibility with TELINTRA (expiry in 2032). We can generally apply for patent term extensions on the patents for TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries. In foreign countries, these extensions are available only if approval is obtained before the patent expires, but in the United States, extensions are available even if approval is obtained after the patent would expire normally through a system of interim extensions until approval.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. To date, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees' time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaborations and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of that information or data.

If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these manufacturing facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture our product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELINTRA that is stored in multiple locations, if this inventory is lost or damaged, the clinical development of our lead product candidate or its submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

Isochem has in the past manufactured and supplied a limited number of batches of the active ingredient to be used in the production of TELINTRA for use in clinical trials. As such, we have qualified Isochem as a potential source of supply for clinical quantities of this ingredient. In addition, Patheon has in the past performed formulation development and analytical services, and produced for us limited batches of clinical trial material, relating to the tablet formation of TELINTRA. As such, we have qualified Patheon as a potential manufacturer of TELINTRA tablets. However, we currently do not have in effect any manufacturing or supply agreements with either Isochem or Patheon. Although we have not qualified any other sources for the active ingredient in TELINTRA or the manufacture of TELINTRA tablets, we have evaluated, and may consider, potential alternative sources for this material in the future.

If manufacturing is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or manufacturers should terminate, our clinical trials and commercialization of TELINTRA could be delayed. We may not be able to enter into or maintain any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

Working capital constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.

Because we have limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we have had to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10.0 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate partners.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
- limiting the ability of stockholders to call special meetings of the stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances and corporate partnering transactions, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. Substantially all of our outstanding shares of common stock were freely tradable and, in limited cases, subject to certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. For example, our stock price dropped by 71% on the day following the announcement in December 2006 that the preliminary top-line results of our first three Phase 3 trials did not meet primary end-points. During the year ended December 31, 2012, our common stock traded between $1.09 and $7.50, and on December 31, 2012, our common stock closed at $1.31 (all stock prices are adjusted for the 1-for-30 reverse stock split effected on March 30, 2012). You may not be able to sell your shares quickly or at the market price if we are delisted from the Nasdaq Capital Market or if we are unable to transfer our listing to another stock market, or if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

- developments regarding, or the results of, our clinical trials;
- announcements of technological innovations or new commercial products by our competitors or us;
- the issuance of equity or debt securities of the Company, or disclosure or announcements relating thereto;
- developments concerning proprietary rights, including patents;
- developments concerning our collaborations;
- publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- regulatory developments in the United States and foreign countries;
- litigation;
- economic and other external factors or other disaster or crisis; or
- period-to-period fluctuations in our financial results.

We have been, and in the future may be, subject to securities class action lawsuits and shareholder derivative actions. These, and potential similar or related litigation, could result in substantial damages and may divert management's time and attention from our business.

We have been, and may in the future be, the target of securities class actions or shareholder derivative claims. Any such actions or claims could result in substantial damages and may divert management's time and attention from our business.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

In November 2010, we entered into a 28 month lease agreement for 8,620 square feet of office space at 700 Hansen Way in Palo Alto, California which expires on March 31, 2013 and relocated our corporate offices to this facility. We also concurrently leased approximately 92,000 square feet of research and office space located at 3165 Porter Drive in Palo Alto, which we subleased to a tenant effective November 2010 through May 2014.

On February 19, 2013, we entered into an agreement with the building landlord of the facility located at 3165 Porter Drive, ARE-San Francisco No. 24, LLC ("ARE"), an affiliate of Alexandria Real Estate Equities, Inc., pursuant to which the lease and sublease of such facility are terminated as of February 28, 2013. On February 27, 2013, we entered into a 21 month lease for 3,075 square feet of office space at 2100 Geng Road, Suite 102, Palo Alto, California and relocated our corporate offices from 700 Hansen Way to this facility.

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Reverse Stock Split

On March 30, 2012, we effected a 1-for-30 reverse stock split of our outstanding common stock. The reverse stock split affected all stockholders of our common stock uniformly and did not materially affect any stockholder's percentage of ownership interest. The par value of our common stock remains unchanged at $0.01 per share and the number of authorized shares of common stock remains the same after the reverse stock split.

Market for Our Common Stock

Our common stock trades on the Nasdaq Capital Market under the symbol "TELK". The following table sets forth the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years. All stock prices included in the following table are adjusted for the 1-for 30 reverse stock split effected on March 30, 2012.

	High	Low
2012		
Quarter ended March 31, 2012	$ 7.50	$ 3.75
Quarter ended June 30, 2012	$ 7.34	$ 2.00
Quarter ended September 30, 2012	$ 3.05	$ 1.44
Quarter ended December 31, 2012	$ 2.81	$ 1.09
2011		
Quarter ended March 31, 2011	$37.50	$22.50
Quarter ended June 30, 2011	$30.30	$12.90
Quarter ended September 30, 2011	$24.00	$ 6.47
Quarter ended December 31, 2011	$11.10	$ 4.78

Nasdaq Stock Listing Compliance

On September 19, 2008, we received notification from Nasdaq informing us that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 5550(a)(2). Effective January 7, 2010, we transferred the listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market. On April 22, 2010, we received notification from Nasdaq that we had regained compliance with the minimum bid price requirement. Since May 20, 2010, the bid price for our common stock had again fluctuated below the levels required by Nasdaq rules for continued listing. On July 21, 2010, we received notice from Nasdaq that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market. On February 10, 2011, we received a notification from Nasdaq that we regained compliance with the minimum bid price requirement. On April 21, 2011, we received notice from Nasdaq that the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market and that we had 180 calendar days, or until October 18, 2011 to regain compliance. On October 20, 2011, we received notice from Nasdaq that we had been provided with an additional 180-day period, or until April 16, 2012, to regain compliance with the minimum $1.00 per share requirement. Following the 1-for-30 reverse stock split effected on March 30, 2012, we received notification from Nasdaq on April 17, 2012 that we had regained compliance with the minimum bid price requirement.

As of February 22, 2013, there were 59 stockholders of record of our common stock. We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors.

Performance Graph

The following graph compares our cumulative total stockholder return for the past five years to two indices: the Nasdaq U.S. Index and the Nasdaq Pharmaceutical Stocks Index. This graph assumes the investment of $100 on December 31, 2007 in our common stock, the Nasdaq U.S. Index; and the Nasdaq Pharmaceutical Stocks Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the last stock trading day of each year:



200
150
100
50
0
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Nasdaq US Index
Nasdaq Pharmaceutical Stocks Index
Telik, Inc.

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 30, 2011	December 31, 2012
Telik, Inc.	$100	$11	$ 23	$ 22	$ 6	$ 1
Nasdaq U.S. Index	100	61	88	104	105	124
Nasdaq Pharmaceutical Stocks Index	100	93	105	113	121	161

Source: Nasdaq.net. The information under "Performance Graph" is not deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended and is not to be incorporated by reference in any filing of Telik under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation language in those filings.

Item 6. Selected Financial Data.

The following selected historical information has been derived from the audited financial statements of Telik and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Operating costs and expenses:					
Research and development	3,524	5,566	11,040	12,723	23,952
General and administrative	4,455	6,491	9,230	10,810	10,560
Facility exit costs	—	—	5,360	—	—
Restructuring costs	—	—	425	951	196
Total operating costs and expenses	7,979	12,057	26,055	24,484	34,708
Loss from operations	(7,979)	(12,057)	(26,055)	(24,484)	(34,708)
Interest income and other, net	8	35	1,333	791	2,945
Net loss	$(7,971)	$(12,022)	$(24,722)	$(23,693)	$(31,763)
Basic and diluted net loss per share*	$ (3.64)	$ (6.69)	$ (13.85)	$ (13.32)	$ (17.91)
Shares used to calculate basic and diluted net Loss per share*	2,188	1,798	1,785	1,779	1,773

* Adjusted for the 1-for-30 reverse stock split as discussed in Notes 1 and 8 in the Notes to Financial Statements.

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, investments and restricted Investments	$ 4,997	$ 11,700	$ 24,064	$ 40,400	$ 63,469
Working capital	3,253	9,422	20,736	39,221	48,778
Total assets	5,628	12,412	25,029	46,153	75,413
Current portion of obligations and loans	1,022	1,463	1,439	3,101	—
Non-current portion of obligations, loans,and long-term liabilities	441	1,463	2,923	—	8,000
Accumulated deficit	(548,300)	(540,329)	(528,307)	(503,585)	(479,892)
Total stockholders' equity	3,062	8,299	18,369	40,934	62,372

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Telik is engaged in the discovery and development of small molecule drugs. Our business strategy is to advance our drug product candidates through Phase 2 clinical studies, and to enter into a partnership with a pharmaceutical or biotechnology company to assist in further development and commercialization, license product candidates outside our therapeutic focus, and identify and develop additional drug product candidates.

We have incurred net losses since inception and expect to incur losses next year as we continue our research and development activities. During the year ended December 31, 2012, loss from operations was $8.0 million and net loss was $8.0 million. Net cash used in operations for the year ended December 31, 2012 was $8.7 million and net cash, cash equivalents, investments and restricted investments at December 31, 2012 were $5.0 million. As of December 31, 2012, we had an accumulated deficit of $548.3 million.

Our expenses consist primarily of those incurred for research and development and general and administrative costs associated with our operations. The process of carrying out the development of our product candidates to later stages of development and our research programs will require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and obtaining regulatory approval. We outsource our clinical trials and our manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead. To date, we have funded our operations primarily through the sale of equity securities, non-equity payments from collaborative partners and interest income.

We are subject to risks common to biopharmaceutical companies, including the need for capital, risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, potential competition and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

We expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent of our research and development efforts and the outcome of our clinical trial activities. The successful development of our product candidates is uncertain. As such, an accurate prediction of future operating results is difficult or impossible.

Going Concern

Our financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should we be unable to continue as a going concern. While we were able to raise $2.0 million through our At Market Issuance Sales Agreement, or Sales Agreement, with McNicoll, Lewis & Vlak LLC, or MLV, in 2012 and an additional $3.6 million in the first two months of 2013, we believe our current existing cash resources will only be sufficient to fund our projected operating requirements into the fourth quarter of 2013, including completing patient treatment in our current trials and providing sufficient funds for working capital and general corporate purposes. However, it is subject to significant uncertainties, including but not limited to, progress on our current clinical development plan with respect to Phase 3 placebo-controlled randomized registration trial of TELINTRA for the treatment of Low to Intermediate-1 risk MDS and our ability to raise adequate capital to fund this trial as our existing cash resources is limited. In order to continue as a going concern, we will require substantial additional financing to fund our current and future operations and continue our clinical product development programs, and our ability to continue as a viable entity will be dependent on our ability to obtain funding in a timely manner. We have been and are currently seeking collaborative arrangements with corporate partners to fund the development and commercialization of TELINTRA. We have evaluated options to raise additional funds through equity or debt financings and sales transactions as well as other sources such as research grants from non-profit organizations and cannot provide any assurances that we will be successful in obtaining additional funding. In the event we are unable to obtain sufficient additional funding within next two to three quarters to enable us to commence a Phase 3 registration trial of TELINTRA, we will be required to focus on other strategic alternatives including the further restructuring of our operations to conserve resources, the sale of company assets, in whole or in part, ceasing operations, or some other arrangement through which the value of our assets to stockholders could be optimized. These conditions raise substantial doubt about our ability to continue as a going concern.

Clinical Product Development

TELINTRA, our lead drug product candidate in clinical development, is a small molecule glutathione analog inhibitor of the enzyme glutathione S-transferase P1-1, or GST P1-1. We are developing TELINTRA for the treatment of blood disorders that are characterized by defects in blood formation with associated low blood cell levels, such as anemia, neutropenia or thrombocytopenia. We completed an 86 patient Phase 2 clinical trial of TELINTRA tablets, for the treatment of patients with myelodysplastic syndrome, or MDS, a hematologic cancer characterized by ineffective red blood cell production requiring large numbers of transfusions to support the patient. We presented the results at the annual meeting of the American Society of Hematology, or ASH, in December 2010.

In the second quarter of 2009, we initiated a Phase 2 trial of TELINTRA in patients with severe chronic neutropenia, or SCN, a rare blood disorder characterized by low levels of circulating white blood cells resulting in patients having multiple life threatening infections. Due to the scarcity of SCN patients and our focus on MDS, we plan to terminate this study once the last remaining patients complete treatment around the second quarter of 2013.

In 2011, we initiated two Phase 2 clinical trials to evaluate TELINTRA in patients with Revlimid refractory or resistant, deletion 5q MDS, and in patients with transfusion dependent, non-deletion 5q MDS, who have not been treated with prior hypomethylating agents. In addition, we completed a Phase 1 dose-ranging study of TELINTRA tablets in combination with Revlimid in patients with MDS and presented the results at the annual meeting of ASH in December 2011

In 2012, we applied for orphan drug eligibility for TELINTRA for the treatment of MDS and were granted that designation by the US Food and Drug Administration, or FDA, in January 2013. We also completed an End of Phase 2 meeting with the FDA in January 2013 and a preliminary agreement was reached regarding the design of a Phase 3 placebo-controlled randomized registration trial of TELINTRA for the treatment of Low to Intermediate-1 risk MDS, using red-blood-cell transfusion independence as the endpoint. In accordance with the FDA's guidance, we plan to complete the design of the Phase 3 registration trial by the end of the first quarter of 2013. In order to focus our resources on the TELINTRA MDS registration program, we have decided to stop further enrollment in our ongoing Phase 2 exploratory trials mentioned above. We will require substantial additional capital in order to initiate a Phase 3 registration trial of TELINTRA and we cannot provide any assurance that we will be successful in obtaining this funding.

TELCYTA, our other product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. TELCYTA has been evaluated in multiple Phase 2 and Phase 3 clinical trials, including trials using TELCYTA as monotherapy and in combination regimens in ovarian, non-small cell lung, breast and colorectal cancer. Results from these clinical trials indicate that TELCYTA monotherapy was generally well-tolerated, with mostly mild to moderate side effects. Clinical activity was reported in the TELCYTA Phase 2 trials; however, TELCYTA did not meet its primary endpoints in the Phase 3 studies. In May 2010, we initiated an investigator led study at a single site of TELCYTA in patients with refractory or relapsed mantle cell lymphoma, diffuse large B cell lymphoma, and multiple myeloma. Based on responses observed, we had planned to expand the study to stage 2 and add a second investigator site in the first quarter of 2012. However, in an effort to focus our resources on TELINTRA development, we have decided to terminate this study.

Preclinical Drug Product Development

TLK60404—Aurora Kinase/VEGFR Inhibitors

We have a small molecule compound inhibiting both Aurora kinase and VEGFR kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while VEGF plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. These lead compounds prevented tumor growth in preclinical models of human colon cancer and human leukemia by inhibiting both Aurora kinase and VEGFR kinase. Our data support the concept that dual inhibition of Aurora kinase and VEGFR kinase represents a promising approach for anticancer therapy. A development drug product candidate, TLK60404, has been selected. While we have conducted some preclinical safety studies, we have decided to place this development program on hold in an effort to conserve resources.

TLK60357—Antimitotic Agent

Using our TRAP technology, we have discovered TLK60357, a novel, potent small molecule inhibitor of cell division. TLK60357 inhibits the formation of microtubules that are necessary for cancer cell growth leading to persistent cancer cell block and subsequent cell death at the G2/M cell cycle. This compound demonstrates potent broad-spectrum anticancer activity against a number of human cancer cells. This compound also displays oral efficacy in multiple, standard preclinical models of cancer. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

TLK60596 – VEGFR Inhibitor

TLK60596, a potent VGFR kinase inhibitor, blocks the formation of new blood vessels in tumors. Oral administration of TLK60596 to animal models of human colon cancer significantly reduced tumor growth. Since we are currently focused on TELINTRA development, no additional expenditure on this compound is expected for the foreseeable future.

Reverse Stock Split

On March 30, 2012, we effected a 1-for-30 reverse stock split of our outstanding common stock. The reverse stock split affected all stockholders of our common stock uniformly and did not materially affect any stockholder's percentage of ownership interest. The par value of our common stock remains unchanged at $0.01 per share and the number of authorized shares of common stock remains the same after the reverse stock split. See Notes 1 and 8 in the Notes to Financial Statements for additional information.

Nasdaq Stock Listing Compliance

On September 19, 2008, we received notification from Nasdaq informing us that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 5550(a)(2). Effective January 7, 2010, we transferred the listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market. On April 22, 2010, we received notification from Nasdaq that we had regained compliance with the minimum bid price requirement. Since May 20, 2010, the bid price for our common stock had again fluctuated below the levels required by

Nasdaq rules for continued listing. On July 21, 2010, we received notice from Nasdaq that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market. On February 10, 2011, we received a notification from Nasdaq that we regained compliance with the minimum bid price requirement. On April 21, 2011, we received notice from Nasdaq that the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market and that we have 180 calendar days, or until October 18, 2011 to regain compliance. On October 20, 2011, we received notice from Nasdaq that we had been provided with an additional 180-day period, or until April 16, 2012, to regain compliance with the minimum $1.00 per share requirement. Following the 1-for-30 reverse stock split effected on March 30, 2012, we received notification from Nasdaq on April 17, 2012 that we had regained compliance with the minimum bid price requirement. We cannot provide assurances that we will be able to maintain compliance with Nasdaq listing requirements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this Annual Report on Form 10-K, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Fair Value Measurements

We invest our excess cash in money market funds, cash deposits and debt instruments of the U.S. government agency securities. In the current market environment, the assessment of the fair value of the debt securities can be difficult and subjective. Accounting Standards Codification, or ASC, 820, "*Fair Value Measurements and Disclosure*", establishes three levels of inputs that may be used to measure fair value The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 Quoted prices in active markets for identical assets or liabilities;

Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

Stock-based Compensation Expense

We use the fair value method under ASC 718, "*Compensation—Stock Compensation*" to account for share-based payment awards following the modified prospective method of adoption which provided for certain changes to the method for valuing stock-based compensation. Under ASC 718, employee stock-based compensation is estimated at the date of grant based on the employee stock award's fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. For the years 2011 and 2012, the expected volatilities were based solely on historical volatility data as there were insufficient traded option activities resulting from our declining stock price. We did not use any expected volatility assumptions for 2010 as there were no options granted during the year. The expected term of options granted is based on the simplified method in accordance with the SEC Staff Accounting Bulletin, or SAB, Topic 14.D.2, as our historical share option exercise experience does not provide a reasonable basis for estimation. SAB Topic 14.D.2 provides guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with ASC 718. SAB Topic 14.D.2 allows companies to continue to use the simplified method, under certain circumstances, beyond December 31, 2007. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We evaluate our forfeiture rate to reflect actual historical and expected cancellations of unvested options periodically. See Note 8 in the Notes to Financial Statements for further information.

If factors change and we develop different assumptions in the application of ASC 718 in future periods, the compensation expense that we will then record may differ significantly from what we have recorded in the current period.

Exit and Disposal Activities

We record costs and liabilities associated with exit and disposal activities, as defined in ASC 420, "Exit or Disposal Cost Obligations", at fair value in the period the liability is incurred. ASC 420 requires that the estimated future cash flows to be used in the fair value calculation be discounted using a credit-adjusted risk-free interest rate and that such interest rate shall have a maturity date that approximates the expected timing of future cash flows. Future cash flows related to lease obligations shall include the effect of sublease rental income and other lease operating expenses. In addition, accretion of the liability due to the passage of time is recorded as a general and administrative expense. See Note 5 in the Notes to Financial Statements for further information.

Research and Development Expenses

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third-party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiation and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed during a given period of time over the life of the individual study in accordance with agreements established with third-party contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and third-party service providers of the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services in each agreement. These estimates may or may not match the actual services performed by the third-party organizations as measured by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods. Conversely, over estimation of activity levels could result in accrued expenses being reversed in future periods.

Use of Estimates

In preparing our financial statements to conform with generally accepted accounting principles, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Results of Operations

Revenues

We had no collaborative research agreements in 2012, 2011 and 2010 and currently do not expect to record any revenue in the next twelve months. Future non-product revenues, if any, will depend upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

Research and Development Expenses

Research and development expenses for the years ended December 31, 2012, 2011 and 2010 were $3.5 million, $5.6 million and $11.0 million. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

	Years Ended December 31,			Annual Percent Change	
	2012	2011	2010	2012/2011	2011/2010
	(in thousands, except percentages)				
Research and preclinical	$1,008	$1,531	$ 3,000	(34)%	(49)%
Clinical development	2,516	4,035	8,040	(38)%	(50)%
Total research and development	$3,524	$5,566	$11,040	(37)%	(50)%

Total research and development expenses for the year ended December 31, 2012 decreased by 37%, or $2.0 million, compared to the same period in 2011 primarily due to the following:

— decreased costs of approximately $1.6 million associated with headcount reduction, and reduced consulting and stock compensation expenses;

— decreased clinical trial expenses of approximately $68,000 related to the completion of our Phase 2 TELINTRA tablets for MDS studies, $494,000 related to the wind down of our Phase 1 dose-ranging trial of TELINTRA tablets in combination with Revlimid in MDS and Phase 2 TELCYTA trial in multiple myeloma clinical studies; and

— decreased clinical drug supply manufacturing costs of $106,000;

— offset by increased clinical development expenses of approximately $259,000 for our ongoing Phase 2 clinical trial to evaluate TELINTRA tablets in patients with Revlimid refractory or resistant, deletion 5q myelodysplastic syndrome, or del 5q MDS and our Phase 2b clinical trial to evaluate TELINTRA tablets in patients with transfusion dependent, non-deletion 5q MDS.

Total research and development expenses for the year ended December 31, 2011 decreased by 50%, or $5.5 million, compared to the same period in 2010 primarily due to the following:

- — decreased costs of approximately $4.8 million associated with a workforce reduction as a result of our November 2010 restructuring plan and reduced facility costs as we relocated our corporate offices to a smaller facility in November 2010; and
- — decreased clinical trial expenses of approximately $696,000 related to the completion of our Phase 2 TELINTRA tablets for MDS and $120,000 in clinical drug supply manufacturing costs;
- — offset by increased clinical development expenses of approximately $179,000 for our ongoing Phase 1 dose-ranging study of TELINTRA tablets in combination with lenalidomide in patients with MDS and Phase 2 TELCYTA in patients with Refractory or Relapsed Mantle Cell lymphoma, Diffuse Large B Cell Lymphoma, and Multiple Myeloma clinical studies.

Stock-based compensation expense included in research and development expenses for the years ended December 31, 2012, 2011 and 2010 were $285,000, $715,000 and $851,000.

Our total research and development expenditures in the next twelve months will decrease as we stop enrolling new patients in our current phase 2 clinical studies. We plan to focus our efforts on establishing FDA concurrence on the trial design of a Phase 3 placebo-controlled randomized registration trial of TELINTRA for the treatment of Low to Intermediate-1 risk MDS and seeking additional capital to fund the program. In the event we are able to obtain sufficient funding to commence our Phase 3 registration trial, our total research and development expenditures will increase.

The following table summarizes our principal drug product candidate development initiatives:

Product	Related R&D Expenses Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
TELINTRA	$2,933	$4,023	$ 7,600
TELCYTA	591	1,509	2,107
TLK58747	—	—	128
TLK60404	—	34	495
Other (1)	—	—	710
Total research and development expenses	$3,524	$5,566	$11,040

(1) "Other" constitutes research and development costs that cannot be allocated to any individual project.

The largest component of our total operating expenses is our on-going investment in our research and development activities and, in particular, the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;
- the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate; and
- filing by the company and acceptance and approval by the FDA of a NDA for a product candidate to allow commercial distribution of the drug.

In view of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each product candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these and other factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

General and Administrative Expenses

	Years Ended December 31,			Annual Percent Change	
	2012	2011	2010	2012/2011	2011/2010
	(in thousands, except percentages)				
General and administrative	$4,455	$6,491	$9,230	(31)%	(30)%

The decrease in general and administrative expenses of 31%, or $2.0 million in 2012, compared to the same period in 2011, was primarily due to a decrease of $991,000 in headcount, stock compensation and corporate administrative expenses and a decrease of $1.0 million in legal and professional services expenses.

The decrease in general and administrative expenses of 30%, or $2.7 million, in 2011, compared to the same period in 2010, was primarily due to a decrease of $1.5 million in workforce and corporate administrative expenses as a result of the restructuring plan implemented in November 2010 and decreased facility costs of $1.9 million as we relocated our corporate offices to a smaller facility in November 2010 and were partially offset by an increase of $801,000 in legal expenses primarily relating to patent renewal activities and the filing of new patent applications.

Stock-based compensation expense included in general and administrative expenses for the years ended December 31, 2012, 2011 and 2010 were $411,000, $843,000 and $1.2 million, respectively.

We expect future general and administrative expenses to decrease as we undertake efforts to conserve cash.

Facility Exit Costs

In November 2010, we ceased the use of our facility at 3165 Porter Drive in Palo Alto, California and subleased the facility to a tenant for the remaining contractual term of our master lease, which is through May 2014. We recorded a facility exit charge of $5.4 million to the statement of operations, which included $4.7 million of estimated present value of future lease-related payments through May 2014, less estimated sublease income, and an impairment charge of $1.0 million in leasehold improvements for this facility as the facility would not have any future benefits to us and their estimated fair values were determined to be zero, offset by a reduction of $335,000 in the balance of deferred rent as of November 30, 2010. At December 31, 2012, we had a remaining facility exit costs liability of approximately $1.5 million as we paid $309,000 in 2010, $1.5 million in 2011 and $1.4 million in 2012. See Note 5 in the Notes to Financial Statements for additional information.

Restructuring Costs

We have implemented workforce reductions over the past several years to reduce our operating expenses and to streamline our infrastructure based on our current preclinical and clinical trial projects. In November 2010, we recorded a restructuring charge of approximately $425,000 for severance costs, health benefits and other personnel related charges relating to a workforce reduction of eleven positions. We had no further restructuring activities in 2011 or 2012. See Note 6 in the Notes to Financial Statements for additional information.

Interest Income and Interest Expense

	Years Ended December 31,			Annual Percent Change	
	2012	2011	2010	2012/2011	2011/2010
	(in thousands, except percentages)				
Interest and other income (expense), net	$ 8	$ 35	$1,339	(77)%	(97)%
Interest expense	$—	$—	$ 6	na	(100)%

Interest and other income (expense), net were $8,000, $35,000 and $1.3 million for the years ended December 31, 2012, 2011 and 2010. The decrease of approximately $27,000 in 2012 compared to the same period in 2011 was due primarily to a decrease in investment income resulting from lower investment cash balances as well as low yields in our investments which are mainly held in US government agency securities.

The decrease of approximately $1.3 million in 2011 compared to the same period in 2010 was due primarily to a $1.2 million Qualifying Therapeutic Discovery Project grant received from the Internal Revenue Service Department of Treasury in 2010 and a decrease of $113,000 in investment income resulting from lower investment cash balances.

Interest expense in 2010 was solely for interest payments made on our UBS loan. There were no interest expenses for the years ended December 31, 2012 and 2011 as our UBS loan was paid in full in February 2010.

Liquidity and Capital Resources

	2012	2011	2010
	(In millions, except ratios)		
December 31:			
Cash, cash equivalents, investments and restricted cash	$ 5.0	$ 11.7	$ 24.1
Working capital	$ 3.3	$ 9.4	$ 20.7
Current ratio	2.5 : 1	4.6 : 1	6.6 : 1
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$ (8.7)	$ (12.8)	$ (16.7)
Investing activities	$ 2.4	$ 13.6	$ 15.3
Financing activities	$ 2.0	$ 0.4	$ (3.0)

Sources and Uses of Cash. Due to the significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1988. As such, we have funded our research and development operations through sales of equity, collaborative arrangements with corporate partners, interest earned on investments and equipment lease financings. At December 31, 2012 we had available cash, cash equivalents, investments and restricted investments of $5.0 million. Our cash and investment balances are held in a variety of interest-bearing instruments including obligations of U.S. government agencies and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Cash Flows from Operating Activities. Cash used in operations for 2012 was $8.7 million compared to $12.8 million for the same period in 2011 and $16.7 million in 2010. Net loss of $7.9 million in 2012 included non-cash charges of $696,000 for stock-based compensation. Cash used in operations was further impacted by a $1.5 million reduction in accrued facility exit costs due to payments made on our Porter Drive facility which were partially offset by sublease payments received. Cash used in 2011 resulted from net loss of $12.0 million which included non-cash charges of $1.6 million for stock based compensation and $10,000 for depreciation. Cash used in operations was further impacted by an $823,000 reduction in accounts payable primarily due to payments related to our office relocation at the end of 2010 and a $1.4 million reduction in accrued facility exit costs due to payments made on our Porter Drive facility which were partially offset by sublease payments received. Cash used in 2010 resulted from net loss of $24.7 million which included non-cash charges of $5.4 million of facility exit costs associated with the relocation of our principal executive offices, $2.1 million for stock based compensation and $343,000 for depreciation. The increase in accounts payable balance was offset by reductions in accrued expenses and did not have a significant impact on cash used in operations for 2010.

Cash Flows from Investing Activities. Cash provided by investing activities for 2012 was $2.4 million compared to $13.6 million for 2011 and $15.3 million for 2010. Cash provided in 2012 was primarily from $6.9 million in investment maturities partially offset by the purchase of available-for-sale investments of $4.5 million. Cash provided in 2011 was primarily from $23.7 million in investment maturities and $1.7 million in investment sales partially offset by the purchase of available-for-sale investments of $11.7 million. Cash provided in 2010 was primarily from $35.7 million in investment maturities and $14.0 million in investment sales which included $13.8 million in sales of our ARS to UBS and was partially offset by the purchase of available-for-sale investments of $34.4 million.

Cash Flows from Financing Activities. Cash provided by financing activities for 2012 was approximately $2.0 million compared to $393,000 provided in 2011 and $3.0 million used in financing activities in 2010. Cash provided by financing activities in 2012 was due to net proceeds received from stock sales of $2.0 million under the Sales Agreement. Cash provided by financing activities in 2011 was primarily due to stock sales which included $149,000 in net proceeds received under the Sales Agreement and approximately $244,000 from stock purchases under our employee stock purchase plan and stock options exercise. Cash used in financing activities for 2010 was primarily due to $3.1 million payment of our remaining UBS loan balance on February 16, 2010, offset by $64,000 in proceeds from stock purchases under our employee stock purchase plan.

Working Capital. Working capital decreased to $3.3 million at December 31, 2012 from $9.4 million at December 31, 2011. The decrease in working capital was primarily due to our use of cash for our clinical studies and operating expenses.

We believe our cash, cash equivalents and marketable securities as of December 31, 2012 along with the $3.6 million we raised under the Sales Agreement during 2013 will be sufficient to fund our projected operating requirements into the fourth quarter of 2013, including completing patient treatment in our current trials and providing sufficient funds for working capital and general corporate purposes. In order to continue as a going concern, we will need sufficient additional capital to fund our operations and continue our clinical product development programs. We may raise funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Our future capital uses and requirements depend on numerous factors, including the following:

- the progress and success of preclinical studies and clinical trials of our product candidates;
- the progress and number of research programs in development;
- the costs associated with conducting Phase 2 clinical trials;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish, and the scope of, any new collaborations;
- our ability to meet the milestones identified in our collaborative agreements that trigger payments;
- the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights; and
- competing technological and market developments.

We need to raise additional capital or incur indebtedness to continue to fund our future operations beyond the fourth quarter of 2013. We may seek to raise capital through a variety of sources, including collaborative arrangements, licensing arrangements, public equity markets, private equity financings, and/or public or private debt as well as other sources such as research grants from non-profit organizations. In August 2011, we filed a shelf registration statement on Form S-3 to offer and sell, from time to time, equity securities in one or more offerings up to a total dollar amount of $25.0 million. On August 30, 2011, we entered into the Sales Agreement with MLV whereby we may issue and sell shares of our common stock having an aggregate offering price up to $7.0 million, from time to time, through MLV as our sales agent. In conjunction with the Sales Agreement, MLV would receive compensation based on an aggregate of 4% of the gross proceeds on the sale price per share of our common stock. Any sales made pursuant to the Sales Agreement are deemed an "at-the-market" offering and would be made pursuant to the shelf registration statement on Form S-3. For the year ended December 31, 2012, we sold 872,854 shares of our Common Stock through MLV and received approximately $2.0 million in net proceeds after deducting commissions and other related expenses. As of December 31, 2012, we had sold 888,991 shares of our Common Stock (adjusted for the 1-for-30 reverse stock split effected on March 30, 2012) and received approximately $2.2 million in net proceeds since entering into the Sales Agreement.

In the first two months of 2013, we sold 1,870,830 shares of our Common Stock through MLV and received approximately $3.6 million in net proceeds after deducting commissions and other related expenses.

Our ability to raise additional funds will depend on clinical and regulatory events and factors related to financial, economic and market conditions, many of which are beyond our control. In addition, our ability to raise additional capital may be dependent upon our continued listing on the Nasdaq Capital Market, and we cannot provide assurances that we will be able to maintain compliance with Nasdaq listing requirements. We cannot be certain that sufficient funds will be available to us when required or on satisfactory terms. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain of our products, technologies or potential markets, any of which could delay or require that we curtail our development programs or otherwise have a material adverse effect on our business, financial condition and results of operations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in significant ownership dilution to our existing stockholders.

In the event we are unable to obtain sufficient additional funding within next two to three quarters to enable us to commence a Phase 3 registration trial of TELINTRA, we will be required to focus on other strategic alternatives including the further restructuring of our operations to conserve resources, the sale of company assets, in whole or in part, ceasing operations, or some other arrangement through which the value of our assets to stockholders could be optimized.

Our future contractual obligations at December 31, 2012 are as follows (in thousands):

	Total	2013	2014	After 2014
Operating leases	$1,630	$1,172	$458	$—

In November 2010, we entered into arrangements to sublease our facility located at 3165 Porter Drive in Palo Alto, California, which consists of approximately 92,000 square feet of research and office space. On February 19, 2013, we entered into an agreement with our landlord, ARE-San Francisco No. 24, LLC, or ARE, pursuant to which the premises at 3165 Porter Drive was voluntarily surrendered, the master lease and sublease were terminated as of February 28, 2013, we were relieved of further obligations under the master lease and further rights to rental income under the sublease, and we agreed to pay a termination fee to ARE of approximately $0.7 million. In addition to the termination fee, if we receive $15 million or more in additional financing, an additional termination fee of $0.6 million will be due to ARE, but otherwise forgiven.

On November 22, 2010, we also entered into an arrangement to sublease a facility at 700 Hansen Way, Palo Alto, California in which to relocate our principal executive offices, which such sublease expires on March 31, 2013.

Given the impending term of such sublease, on February 27, 2013, we entered into a 21 month sublease for office space at 2100 Geng Road, Suite 102, Palo Alto, California and relocated our corporate offices to this facility. Upon execution of the agreement, we paid Sublessor the first month's rent with second month's rent due on March 28, 2013, and deposited into an escrow account approximately $219,000 which represents the total rent due for the remaining term. See Note 10 in the Notes to Financial Statements for further information.

As a result of the 3165 Porter Drive lease termination and the 2100 Geng Road sublease agreements, the adjusted operating lease obligation at February 28, 2013 for year 2013 is approximately $58,000 and none for year 2014 and thereafter.

We have a contractual obligation under the terms of our manufacturing supply agreement with AMRI wherein we are obligated to purchase a majority of our United States requirements for the active ingredient in TELCYTA for a number of years. However, we currently do not have any requirements for the active ingredient. We have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after a defined time period.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Recent Accounting Pronouncements

See Note 2 in the Notes to Financial Statements attached to this Annual Report for a description of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our market risk exposure involves forward-looking statements. We do not use or hold derivative financial instruments, however we are exposed to market risk related to changes interest rates and market conditions.

Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter maturities. Our marketable securities portfolio is primarily invested in U.S. government agency securities with an average maturity of under one year and a minimum investment grade rating of A or A-1 or better to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio:

	2013	2014 and Beyond	Total	Fair Value at December 31, 2012
	(In thousands, except percentages)			
Available-for-sale securities	$3,575	—	$3,575	$3,575
Average interest rate	0.16%	0.00%	0.16%	

Item 8. Financial Statements and Supplementary Data.

All information required by this item is included in Item 15 of Part IV of this Annual Report and is incorporated into this item by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(I) Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Based on their evaluation as of December 31, 2012, our Chief Executive Officer and Vice President, Finance and Controller have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective.

There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(II) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our Chief Executive Officer and Vice President, Finance and Controller, does not expect that our procedures or our internal controls will prevent or detect all error and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Vice President, Finance and Controller, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on these criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 9B. Other Information.

Effective as of November 14, 2011, the Rights Agreement dated November 2, 2001 between us and Wells Fargo Bank Minnesota, N.A. (as amended, the "Rights Agreement") expired in accordance with its terms. The Rights Agreement provided our common stockholders with the right to purchase shares of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") upon the terms and subject to the conditions set forth in the Rights Agreement. As a result, the stock purchase rights under the Rights Agreement have been terminated and are no longer effective.

In connection with the expiration of the Rights Agreement, we filed a certificate of elimination with the Secretary of State of the State of Delaware on February 24, 2012 (the "Certificate of Elimination"). The Certificate of Elimination, which was effective upon filing, eliminated from our Amended and Restated Certificate of Incorporation all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock. No shares of the Series A Preferred Stock were issued or outstanding at the time of the filing of the Certificate of Elimination.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding directors and executive officers is incorporated by reference to the information set forth under the caption "Information Regarding the Board of Directors and Corporate Governance" in our Definitive Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be filed with the Commission on or about April 8, 2013.

We have adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Telik, Inc. Code of Conduct is filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003 as filed on March 4, 2004, with the U.S. Securities and Exchange Commission, or SEC, and is incorporated herein by reference. If we make any substantive amendments to the Telik, Inc. Code of Conduct or grant to any of our directors or executive officers any waiver including any implicit waiver, from a provision of the Telik, Inc. Code of Conduct, we will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or about April 8, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by on or about April 8, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Transactions with Related Persons" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or about April 8, 2013.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Ratification of Selection of Independent Auditors" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by on or about April 8, 2013.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* Our financial statements and the Report of Independent Registered Public Accounting Firm, are included in Part IV of this Report on the pages indicated:

2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

3. *Exhibits:*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation. (2)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (16)
3.3	Amended and Restated Bylaws. (10)
3.4	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (5)
3.5	Registrant's Certificate of Elimination with respect to Series A Junior Participating Preferred Stock. (18)
4.1	Specimen Common Stock Certificate. (1)
10.1	Form of Indemnity Agreement. (1) (3)
10.2	2011 Equity Incentive Plan and related documents (3)(13)
10.3	2000 Equity Incentive Plan and related documents. (3) (4)
10.4	2000 Employee Stock Purchase Plan and Offering. (3) (4)
10.5	2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (11)
10.6	1996 Stock Option Plan and forms of grant thereunder. (3) (4)
10.7	1988 Stock Option Plan and forms of grant thereunder. (3) (4)
10.8	Form of Non-Plan Stock Option Agreement. (3) (4)
10.9	Telik, Inc. Executive Officer Bonus Plan. (3)(9)
10.10	Amended and Restated Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 17, 2008, as amended. (3) (12)
10.11	Agreement for Termination of Lease and Voluntary Surrender of Premises dated February 19, 2013, by and between Telik and ARE-San Francisco No. 24, LLC. (6)
10.12	Sublease between Telik and Boomerang.com, Inc. dated February 27, 2013 (17)
10.13	Lease, between Telik and Aricent US, Inc., dated November 22, 2010. (14)
10.14*	Manufacturing Supply Agreement dated July 1, 2004, by and between Telik and Organichem Corporation. (7)

Exhibit Number	Description
10.15	Telik, Inc. Change of Control Severance Benefit Plan, dated February 21, 2003, amended December 17, 2008. (3) (12)
10.16	At Market Issuance Sales Agreement, dated August 30, 2011, by and between Telik, Inc., and McNicoll, Lewis & Vlak LLC. (15)
14.1	Telik, Inc. Code of Conduct. (8)
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Document
101.DEF**	XBRL Taxonomy Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Link Document

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

** These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1, filed on April 3, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8, as filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001, as filed on November 5, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated February 19, 2013, as filed on February 22, 2013.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed on November 8, 2004.

(8) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 5, 2004.

(9) Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the year ended December 31, 2006, as filed on February 28, 2007.

(10) Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated December 11, 2007, as filed on December 14, 2007.

(11) Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2007, as filed on March 3, 2008.

(12) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 17, 2008, as filed on December 23, 2008.

(13) Incorporated by reference to Appendix E to our Proxy Statement for the Annual Meeting of Stockholders, as filed on May 16, 2011.

(14) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, as filed on August 12, 2011.

(15) Incorporated by reference to Exhibit 10.17 to our Current Report on Form 8-K dated August 30, 2011, as filed on August 31, 2011.

(16) Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 28, 2012, as filed on March 30, 2012.

(17) Incorporated by reference to exhibits to our Current Report on Form 8-K dated February 27, 2013, as filed on March 5, 2013.

(18) Incorporated by reference to Exhibit 3.4 to our Annual Report on Form 10-K for the year ended December 31, 2011, as filed on February 27, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIK, INC.

/s/ WENDY WEE

Wendy Wee
Vice President, Finance and Controller
(Principal Financial and Accounting Officer)

Dated: March 15, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wick, M.D., Ph.D. and Wendy Wee, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL M. WICK **Michael M. Wick, M.D., Ph.D.**	Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2013
/s/ WENDY WEE **Wendy Wee**	Vice President, Finance and Controller (Principal Financial and Accounting Officer)	March 15, 2013
/s/ EDWARD W. CANTRALL **Edward W. Cantrall, Ph.D.**	Director	March 15, 2013
/s/ STEVEN R. GOLDRING **Steven R. Goldring, M.D.**	Director	March 15, 2013
/s/ RICHARD B. NEWMAN **Richard B. Newman**	Director	March 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Telik, Inc.

We have audited the accompanying balance sheets of Telik, Inc. as of December 31, 2012 and 2011, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telik, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Telik, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Telik, Inc.'s recurring losses from operations, available cash, cash equivalents and investments and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

San Jose, California
March 15, 2013

TELIK, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 4,747	$ 9,046
Short-term investments	—	2,404
Interest and other receivables	5	25
Prepaids and other current assets	626	589
Total current assets	5,378	12,064
Restricted investments	250	250
Other assets	—	98
Total assets	$ 5,628	$ 12,412
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 151	$ 109
Accrued clinical trial costs	154	153
Accrued compensation	313	367
Accrued liabilities	481	550
Short-term deferred rent	4	—
Current portion of facility exit costs	1,022	1,463
Total current liabilities	2,125	2,642
Noncurrent portion of facility exit costs	441	1,463
Long-term deferred rent	—	8
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock*, $0.01 par value: 100,000,000 shares authorized; shares issued and outstanding 2,689,200 in 2012 and 1,815,210 in 2011	27	18
Additional paid-in capital*	551,335	548,610
Accumulated deficit	(548,300)	(540,329)
Total stockholders' equity	3,062	8,299
Total liabilities and stockholders' equity	$ 5,628	$ 12,412

* Adjusted for the 1-for-30 reverse stock split as discussed in Notes 1 and 8

See accompanying Notes to Financial Statements.

TELIK, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2012	2011	2010
Operating costs and expenses:			
Research and development	$ 3,524	$ 5,566	$ 11,040
General and administrative	4,455	6,491	9,230
Facility exit costs	—	—	5,360
Restructuring costs	—	—	425
Total operating costs and expenses	7,979	12,057	26,055
Loss from operations	(7,979)	(12,057)	(26,055)
Interest and other income, net	8	35	1,339
Interest expense	—	—	(6)
Net loss	$(7,971)	$(12,022)	$(24,722)
Basic and diluted net loss per share*	$ (3.64)	$ (6.69)	$ (13.85)
Shares used to calculate basic and diluted net loss per share*	2,188	1,798	1,785
Net loss	$(7,971)	$(12,022)	$(24,722)
Other comprehensive income, net of tax:			
Changes in net unrealized gains on investments	—	1	1
Comprehensive loss	$(7,971)	$(12,021)	$(24,721)

* Adjusted for the 1-for-30 reverse stock split as discussed in Notes 1 and 8

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock *		Additional Paid-in Capital *	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2009	1,781	18	544,503	(2)	(503,585)	40,934
Comprehensive loss:						
Net loss	—	—	—	—	(24,722)	(24,722)
Change in unrealized gains (losses) on available-for-sale investments	—	—	—	1	—	1
Comprehensive loss						(24,721)
Share-based compensation expense	—	—	2,092	—	—	2,092
Common stock issued under stock option and purchase plans	6	—	64	—	—	64
Balance at December 31, 2010	1,787	18	546,659	(1)	(528,307)	18,369
Comprehensive loss:						
Net loss	—	—	—	—	(12,022)	(12,022)
Change in unrealized gains (losses) on available-for-sale investments	—	—	—	1	—	1
Comprehensive loss						(12,021)
Issuance of common stock under an At Market Issuance Sales Agreement	16	—	149	—	—	149
Share-based compensation expense	—	—	1,558	—	—	1,558
Common stock issued under stock option and purchase plans	12	—	244	—	—	244
Balance at December 31, 2011	1,815	$ 18	$548,610	$ —	$(540,329)	$ 8,299
Comprehensive loss:						
Net loss	—	—	—	—	(7,971)	(7,971)
Comprehensive loss						(7,971)
Issuance of common stock under an At Market Issuance Sales Agreement	873	9	2,026	—	—	2,035
Share-based compensation expense	—	—	696	—	—	696
Common stock issued under stock option and purchase plans	1	—	3	—	—	3
Balance at December 31, 2012	2,689	$ 27	$551,335	$ —	$(548,300)	$ 3,062

* Adjusted for the 1-for-30 reverse stock split as discussed in Notes 1 and 8

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net loss	$(7,971)	$(12,022)	$(24,722)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1	10	343
Loss on the disposal of property and equipment	—	—	31
Share-based compensation expense	696	1,558	2,092
Facility exit costs	—	—	5,360
Change in value of marketable securities	—	—	111
Change in fair value of rights to sell ARS to UBS	—	—	(111)
Changes in assets and liabilities:			
Other receivables	20	189	2
Prepaid expenses and other current assets	60	54	59
Other assets	—	—	(97)
Accounts payable	42	(823)	742
Accrued liabilities	(126)	(288)	(227)
Accrued facility exit costs	(1,463)	(1,436)	(308)
Net cash used in operating activities	(8,741)	(12,758)	(16,725)
Cash flows from investing activities:			
Purchases of investments	(4,507)	(11,720)	(34,411)
Sales of investments	—	1,699	14,024
Maturities of investments	6,911	23,664	35,660
Proceeds from sale of property and equipment	—	—	5
Net cash provided by investing activities	2,404	13,643	15,278
Cash flows from financing activities:			
Payments on loan provided by UBS relating to ARS	—	—	(3,100)
Net proceeds from issuance of common stock	2,038	393	64
Net cash provided by (used in) financing activities	2,038	393	(3,036)
Net change in cash and cash equivalents	(4,299)	1,278	(4,483)
Cash and cash equivalents at beginning of period	9,046	7,768	12,251
Cash and cash equivalents at end of period	$ 4,747	$ 9,046	$ 7,768
Supplemental information:			
Interest paid	$ —	$ —	$ 6

See accompanying Notes to Financial Statements.

TELIK, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations and Going Concern

Business Overview

Telik, Inc. ("Telik," "we" or, the "Company") was incorporated in the state of Delaware in October 1988. We are engaged in the discovery and development of small molecule therapeutics. We operate in only one business segment.

We have incurred net losses since inception and we expect to incur substantial losses for at least the next several years as we continue our research and development activities. During the year ended December 31, 2012, loss from operations was $8.0 million and net loss was $8.0 million. Net cash used in operations for the year ended December 31, 2012 was $8.7 million and aggregate cash, cash equivalents, investments and restricted investments at December 31, 2012 were $5.0 million. As of December 31, 2012, we had an accumulated deficit of $548.3 million.

To date, we have funded operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners, complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

Going Concern

We believe our existing cash resources as of March 15, 2013 will be sufficient to fund our projected operating requirements into at least the fourth quarter of 2013. However, it is subject to significant uncertainties, including but not limited to, progress on our current clinical development plan and ability to raise adequate capital to fund the clinical development plan. We have been and are currently seeking collaborative arrangements with corporate partners to fund the development and commercialization of TELINTRA, our lead product candidate and TELCYTA, our other product candidate. While we were able to raise $2.0 million through the sale of our common stock in 2012 and an additional $3.6 million during 2013, we continue to evaluate options to raise additional funds through equity or debt financings as well as other sources such as research grants from non-profit organizations. However, we cannot provide any assurances that we will be successful in obtaining additional funding. We have incurred losses from operations and expect to incur losses for the foreseeable future. In the event we are unable to obtain sufficient additional funding within next two to three quarters to enable us to commence a Phase 3 registration trial of TELINTRA, we will be required to focus on other strategic alternatives including the further restructuring of our operations to conserve resources, the sale of company assets, in whole or in part, ceasing operations, or some other arrangement through which the value of our assets to stockholders could be optimized. These conditions raise a substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity or debt financing, attain further operating efficiencies and, ultimately, to generate revenue. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Reverse Stock Split

On March 30, 2012, we effected a 1-for-30 reverse stock split of our outstanding common stock. The reverse stock split affected all stockholders of our common stock uniformly but did not materially affect any stockholder's percentage of ownership interest. The par value of our common stock remains unchanged at $0.01 per share and the number of authorized shares of common stock remains the same after the reverse stock split. Unless otherwise noted, all impacted amounts included in the financial statements and notes thereto have been retroactively adjusted for the reverse stock split. See Note 8 for additional information.

Stock Offerings

In August 2011, we filed a shelf registration statement on Form S-3 to offer and sell, from time to time, equity securities in one or more offerings up to a total dollar amount of $25.0 million. On August 30, 2011, we entered into an At Market Issuance Sales Agreement, or Sales Agreement, with McNicoll, Lewis & Vlak LLC, or MLV, pursuant to which we may issue and sell shares of our common stock having an aggregate offering price of up to $7.0 million from time to time through MLV as our sales agent. For the year ended December 31, 2012, we received approximately $2.0 million in net proceeds from stock sales under the Sales Agreement after deducting commissions and other related expenses. As of December 31, 2012, we had received $2.2 million in net proceeds since entering into the Sales Agreement. Our ability to sell shares of our common stock pursuant to the Sales Agreement is subject to share volume limitations, market conditions and our continued listing on the Nasdaq Capital Market. There is no assurance that we may be able to raise any additional funds in the future under the Sales Agreement.

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing our financial statements to conform with U.S. generally accepted accounting principles, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents and Investments

We currently invest our excess cash in money market funds, cash deposits and U.S. government agency securities. All investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. Debt securities with original maturities greater than three months and remaining maturities less than one year are classified as short-term investments. Debt securities with remaining maturities greater than one year and which we intend to hold until maturity are classified as long-term investments. We classify all cash equivalents and investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss).

Realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Marketable security investments are evaluated periodically for impairment. We take into account general market conditions, changes in economic environment as well as specific investment attributes, such as credit downgrade or illiquidity for each investment, the expected cash flows from the security, our intent to sell the security and whether or not we will be required to sell the security before the recovery of its amortized cost, to estimate the fair value of our investments and to determine whether impairment is other than temporary. If it is determined that a decline in fair value of any investment is other than temporary, then the unrealized loss related to credit risk would be included in interest and other income (expense), net.

Restricted Investments

Under certain operating lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2012 and 2011, we had approximately $250,000 of restricted investments related to a building lease agreement.

Fair Value of Financial Instruments

We used the provisions of ASC 820, "*Fair Value Measurements and Disclosure,*" to determine the fair values of our financial and nonfinancial assets and liabilities where applicable. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. The objective of fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants at the measurement date. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and that market participant assumptions include assumptions about risk and effect of a restriction on the sale or use of an asset. To increase consistency and comparability in fair value measurement and related disclosures, this statement establishes a fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value into three broad levels: (1) Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; (2) Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data; and (3) Level 3 inputs are unobservable inputs for asset or liability that reflect the reporting entity's own assumptions about risk and the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Government agency securities are recorded at their estimated fair value. Since these government securities generally have market prices from multiple sources and it can be difficult to select the best individual price directly from the quoted prices in the active markets, therefore we use Level 2 inputs for the valuation of these securities. Using the Level 2 inputs, a "consensus price" or a weighted average price for each of these securities can be derived from a distribution-curve-based algorithm which includes market prices obtained from a variety of industrial standard data providers (e.g. Bloomberg), security master files from large financial institutions, and other third-party sources.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. We amortize furniture and equipment leased under capital leases and leasehold improvements using the straight-line method over the estimated useful lives of the respective assets or the lease term, whichever is shorter. Amortization of assets under capital leases is included in depreciation expense. As of December 31, 2012, total property and equipment cost was $1.7 million and was fully depreciated.

Exit and Disposal Activities

We record costs and liabilities associated with exit and disposal activities, as defined in ASC 420, "*Exit or Disposal Cost Obligations*", at fair value in the period the liability is incurred. ASC 420 requires that the estimated future cash flows to be used in the fair value calculation be discounted using a credit-adjusted risk-free interest rate and that such interest rate shall have a maturity date that approximates the expected timing of future cash flows. Future cash flows related to lease obligations shall include the effect of sublease rental income and other lease operating expenses. In addition, accretion of the liability due to the passage of time is recorded as a general and administrative expense. See Note 5 for further information.

Impairment of Long-lived Assets

We regularly evaluate our long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, in accordance with ASC 360 and related guidance. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Research and Development

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible.

Stock-based Compensation

Under the provisions of ASC 718, employee stock-based compensation is estimated using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. For the years 2011 and 2012 the expected volatilities were based solely on historical volatility data as there were insufficient traded option activities resulting from our declining stock price. We did not use any expected volatility assumptions for 2010 as there were no options granted during the year. The expected term of options granted is based on the simplified method in accordance with SAB Topic 14.D.2, as our historical share option exercise experience does not provide a reasonable basis for estimation. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adjust our forfeiture rate to reflect actual historical and expected cancellations of unvested options when applicable. See Note 8 to Financial Statements for additional information.

We have adopted the simplified method to calculate the beginning balance of the additional paid-in-capital, or APIC, pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and our

Statements of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of ASC 718.

Comprehensive Loss

Components of other comprehensive loss, including unrealized gains and losses on available-for-sale investments, are included as part of total comprehensive loss in our statements of stockholders' equity.

Net Loss per Share

Basic and diluted net loss per share are computed by dividing net loss by the weighted average number of common shares outstanding during the year.

The following table reflects weighted average options outstanding before application of the treasury stock method that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive for the periods presented herein.

	Year Ended December 31,		
	2012	2011	2010
Weighted average outstanding options	333,243	378,640	412,933

Income Taxes

We apply the provisions of ASC 740, *"Accounting for Income Taxes"*. Under ASC 740, deferred tax liabilities or assets arise from differences between the tax basis of liabilities or assets and their basis for financial reporting, and are subject to tests of recoverability in the case of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not.

ASC 740-10-25 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of Section 740-10-25 and in subsequent periods. Any potential accrued interest and penalties related to unrecognized tax benefits within operations would be recorded as income tax expense. To date, there have been no interest or penalties charged to us related to the underpayment of income taxes.

We adopted and applied ASC 740-10-25 to all income tax positions commencing from 2007. There was no impact on our financial statements upon adoption. Because of our historical significant net operating losses, we have not been subject to income tax since inception. Upon adoption of ASC 740-10-25 on January 1, 2007, we recognized a $14.2 million increase in our liability for unrecognized income tax benefits which was accounted for as a reduction to the deferred tax assets balance as of that date. At December 31, 2012, we have a liability for unrecognized tax benefits of $8.2 million, none of which, if recognized, would affect our effective tax rate. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets include net operating loss carryforwards, research credits and capitalized research and development. The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.

Recent Accounting Pronouncements

In June 2011, FASB issued Accounting Standards Update No. 2011-05, "*Comprehensive Income (Topic 220)-Presentation of Comprehensive Income,*" or ASU 2011-05, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 should be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We adopted this guidance beginning January 1, 2012 and reported our other comprehensive income in a single continuous statement.

3. Fair Value Measurements

We measure certain financial assets at fair value on a recurring basis, including cash equivalents and available-for-sale securities. The fair value of these financial assets was determined based on a three-tier fair value hierarchy as described in Note 2, which prioritizes the inputs used in measuring fair value.

The following table presents information about our financial assets that are measured at fair value on a recurring basis as of December 31, 2012 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Fair Value Measurement at December 31, 2012 Using			
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)			
Available-for-sale securities:				
Money market funds	$ 85	$ 85	$ —	$—
US government agencies	3,575	—	3,575	—
Total	$3,660	$ 85	$3,575	$—

The following table presents information about our financial assets that are measured at fair value on a recurring basis as of December 31, 2011 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Fair Value Measurement at December 31, 2011 Using			
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)			
Available-for-sale securities:				
Money market funds	$5,190	$5,190	$ —	$—
US government agencies	4,454	—	4,454	—
Total	$9,644	$5,190	$4,454	$—

There were no transfers between Level 1 and Level 2 measurements in the years ended December 31, 2012 and 2011.

4. Cash, Cash Equivalents, Investments and Restricted Investments

The following is a summary of estimated fair value of cash and cash equivalents, investments and restricted investments:

	December 31	
	2012	2011
	(in thousands)	
Certificate of deposits	$ 250	$ 250
US government agencies	3,575	4,454
Cash and money market funds	1,172	6,996
Total	$4,997	$11,700
Reported as:		
Cash and cash equivalents	$4,747	$ 9,046
Short-term investments	—	2,404
Restricted investments	250	250
Total	$4,997	$11,700

We had no material unrealized gains or losses for the year ended December 31, 2012 and 2011. There were no material realized gains on sales of available-for-sale investments for the years ended December 31, 2012 and 2011. Realized gains and losses were calculated based on the specific identification method.

The following is a summary of the cost and estimated fair value of marketable debt securities, held as available-for-sale at December 31, 2012 and 2011, classified by stated maturity date of the security:

	December 31, 2012		December 31, 2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Mature in less than one year	$3,575	$3,575	$4,454	$4,454
Total	$3,575	$3,575	$4,454	$4,454

5. Facility Exit Costs

In November 2010, we ceased the use of our facility at 3165 Porter Drive in Palo Alto, California and subleased the facility to a tenant for the remaining contractual term of our master lease, which is through May 2014. As a result, we recorded a charge of $4.7 million which included the estimated fair value of future lease-related payments less estimated net income from sublease rental offset by a reduction of $335,000 in the balance of deferred rent related to the facility as of November 30, 2010. Future lease-related payments and rental income are scheduled to be made and received monthly until the lease and sublease expire in May 2014.

The following table summarizes the activities related to accrued facility exit costs for the year ended December 31, 2012 and 2011:

	December 31,	
	2012	2011
	(in thousands)	
Beginning balance	$ 2,926	$ 4,362
Amounts paid during the period	(3,938)	(3,822)
Amounts received during the period	2,448	2,376
Non-cash accretion	27	10
Balance as of December 31, 2012	$ 1,463	$ 2,926
Reported as current portion	$ 1,022	$ 1,463
Reported as noncurrent portion	$ 441	$ 1,463

6. Restructuring Plans

We implemented several restructuring plans in the past years to reduce our operating expenses and to streamline our infrastructure to focus on our most advanced preclinical and clinical development programs. For the restructuring plan in November 2010, we ultimately reduced our workforce by ten positions and accrued a restructuring charge of approximately $425,000, including employee severance costs, health benefits and personnel related costs. In connection with the restructuring plan, we paid $232,000 in December 2010, $140,000 in the quarter ended March 31, 2011, $48,000 in the quarter ended June 30, 2011 and for the quarter ended September 30, 2011, we reversed $5,000 for unused health benefits.

7. Notes Payable and Commitments

Notes Payable

In connection with our acceptance of the offer to enter into an agreement with UBS whereby we received rights, or the Right, to sell all our ARS held in our UBS account at par value to UBS, a "no net cost" loan in the amount of up to 75% of the market value of our ARS was made available to us. On December 31, 2008, we entered into a loan agreement with UBS and drew down $8 million with our ARS pledged as collateral. On June 10, 2009 and February 12, 2010, UBS elected to repurchase a portion of our ARS under the Rights Agreement at par value of $4.9 million and $4.0 million, respectively. Proceeds from both sales of our ARS were applied to repayment of the credit line whereby $4.9 million was paid in June 2009 leaving a balance of $3.1 million which was paid in full in February 2010. Interest paid on the loan for the year ended December 31, 2010 was approximately $6,000 which was offset entirely by interest earned on the pledged securities. We had no interest expense for the years ended December 31, 2011 and 2012.

Operating Leases

In November 2010, we entered into a 28-month lease agreement for 8,620 square feet of office space at 700 Hansen Way in Palo Alto, California and relocated our corporate offices to this facility.

We also lease approximately 92,000 square feet located at 3165 Porter Drive in Palo Alto, California, which we have subleased to a tenant effective November 2010 through May 2014 when our master lease expires. Pursuant to the terms of the lease, we are required to maintain a security deposit, in the form of a letter of credit equal to approximately $250,000. This letter of credit must be secured by either a deposit account or a securities account and at December 31, 2012 the security deposit is in the form of securities that are classified in the balance sheet as restricted investments. This collateral account is managed in accordance with our investment policy, and is restricted as to withdrawal.

We also have an office equipment lease of approximately $16,000 with a remaining term of 7 months.

Future minimum rental payments under our non-cancelable operating leases as of December 31, 2012 are as follows:

	Operating Leases
	(in thousands)
Years ending December 31,	
2013	3,694
2014	1,534
2015	—
Total future minimum rental payments	5,228
Less aggregate future minimum rentals to be received from subleases	(3,598)
Total	$ 1,630

Rent expense under operating leases was approximately $396,000 in 2012 and 2011.

8. Stockholders' Equity

Reverse Stock Split

On March 30, 2012, we effected a 1-for-30 reverse stock split of our outstanding common stock resulting in a reduction of our total common stock issued and outstanding from approximately 54.5 million shares to approximately 1.8 million shares. As the par value per share of our common stock remained unchanged, a total of $527,000 was reclassified from common stock to additional paid-in capital. In connection with this reverse stock split, the number of common shares reserved for issuance under our ESPP and stock plans as well as the common shares underlying stock options were also reduced proportionately while the exercise prices of these stock options increased proportionately. All references to common shares and per share data for all periods presented in the accompanying financial statements and notes thereto have been adjusted to reflect the reverse stock split on a retroactive basis.

Stock Offerings

In August 2011, we filed a shelf registration statement on Form S-3 to offer and sell, from time to time, equity securities in one or more offerings up to a total dollar amount of $25.0 million. On August 30, 2011, we entered into an At Market Issuance Sales Agreement with MLV pursuant to which we may issue and sell shares of our common stock having an aggregate offering price up to $7.0 million, from time to time, through MLV as our sales agent. In conjunction with the Sales Agreement, MLV would receive compensation based on an aggregate of 4% of the gross proceeds on the sale price per share of our common stock. Any sales made pursuant to the Sales Agreement are deemed an "at-the-market" offering and would be made pursuant to the shelf registration statement on Form S-3. For the year ended December 31, 2012, we sold 872,854 shares of our Common Stock through MLV under the Sales Agreement and received approximately $2.0 million in net proceeds after deducting commissions and other related expenses. For the year ended December 31, 2011, we sold 16,137 shares through MLV under the sales agreement and received approximately $149,000 in net proceeds after deducting commissions and other related expenses. As of December 31, 2012, we had sold 888,991 shares of our Common Stock and received approximately $2.2 million in net proceeds since entering into the Sales Agreement.

Stockholder Rights Plan

In October 2001, our Board of Directors approved the adoption of a Stockholder Rights Plan, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on November 14, 2001 to the stockholders of record on that date. Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights would be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity became an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C., or Eastbourne, and certain related persons and entities from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30%.

In the event that any person, entity or group of affiliated or associated persons became an Acquiring Person, each holder of a Right would have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company was acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons had an interest, each holder of a Right would have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. At any time after an Acquiring Person became an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights expired on November 14, 2011. Accordingly, we filed a certificate of elimination with the Secretary of State of the State of Delaware on February 24, 2012 (the "Certificate of Elimination") which eliminated from our Amended and Restated Certificate of Incorporation all matters set forth in the Certificate of Designation with respect to the Preferred Shares. No Preferred Shares were issued or outstanding at the time of the filing of the Certificate of Elimination.

Stock Option Plans

In March 2011, we adopted the 2011 Equity Incentive Plan, or the "2011 Plan", and reserved 116,667 shares of Telik common stock for issuance under the 2011 Plan. Options granted under the 2011 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). The 2011 Plan also provides for the grant of stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards. For ISOs and NSOs, the option price shall be at least 100% and 85%, respectively, of the closing price of our common stock on the date of the grant. If, at any time we grant an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of Telik, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Eligible participants include employees, directors and consultants of Telik. Options generally vest over a period of two or four years from the date of grant. Options granted under the 2011 Plan expire no later than 10 years from the date of grant. As of December 31, 2012, there were 78,884 option shares outstanding and 37,783 shares available for future grants under the 2011 Plan.

Prior to 2011, we had two options plans, the 2000 Equity Incentive Plan, or the "2000 Plan", and the 2000 Non-Employee Directors' Stock Option Plan, or the "Directors' Plan", under which we granted stock options to employees, directors and consultants based on the provisions in each plan. These options generally vest over a period of two or four years from the date of grant. Options granted under these plans expire no later than 10 years from the date of grant. We have also granted performance-based options under the 2000 Plan which will only vest when our Board of Directors determines we have achieved the specific performance goals. The 2000 Plan and the Directors' Plan expired in March 2010 and there were no new option shares granted under these plans thereafter. As of December 31, 2012, there were 220,360 option shares (including 30,835 shares of performance-based options) under the 2000 Plan and 6,796 option shares under the Directors' Plan which were granted prior to the expiration of both plans and remained outstanding.

Employee Stock Purchase Plan

In March 2000, we adopted the 2000 Employee Stock Purchase Plan, or the "Purchase Plan". We reserved a total of 8,333 shares of our common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 5,000 shares, 1% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The weighted average per share fair value for stock purchase offerings under our Purchase Plan during 2011 and 2012 was $9.55 and $2.41. There were no participants enrolled in our new stock purchase offerings in 2010 under our Purchase Plan. As of December 31, 2012, there were 18,288 shares available for future issuance under the Purchase Plan.

Reserved Shares

At December 31, 2012, shares of common stock reserved for future issuance inclusive of outstanding option shares are as follows:

2011 Equity incentive plan	116,667
2000 Equity incentive plan	220,360
2000 Non-employee directors' stock option plan	6,796
2000 Employee stock purchase plan	18,288
	362,111

TELIK, INC.

NOTES TO FINANCIAL STATEMENTS

Stock Option Plan Activity Summary

A summary of activity under our stock option plans is as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Balance, December 31, 2010	—	387,616	$218.40		
2000 Plan options expired	—	(96,657)	$250.32		
Authorized	116,667(a)	—	—		
Granted	(84,198)	84,198	$ 20.69		
Exercised	—	(9,001)	$ 23.87		
Canceled	3,084	(3,084)	$ 20.70		
Balance, December 31, 2011	35,553	363,072	$170.55		
2000 Plan options expired	—	(53,427)	$258.49		
2000 Directors' Plan options expired	—	(1,375)	$299.09		
Granted	(1,332)	1,332	$ 4.80		
Canceled	3,562	(3,562)	$ 19.18		
Outstanding at December 31, 2012	37,783	306,040	$155.66	5.48	$-0-
Vested and expected to vest at December 31, 2012		284,688	$164.63	5.40	$-0-
Exercisable at December 31, 2012		257,660	$178.39	5.17	$-0-

(a) 2011 Equity Incentive Plan adopted in March 2011 and approved by stockholders in May 2011.

The weighted average fair value of options granted during 2012 and 2011 was $4.01 and $16.45. There were no options granted in 2010. There were no options exercised during the year ended December 31, 2012 and 2010. The total intrinsic value of options exercised during the year ended December 31, 2011 was $29,000. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $747,000, $1.5 million and $1.9 million.

Stock-Based Compensation under ASC 718

Employee stock-based compensation expenses recognized in the years ended December 31, 2012, 2011 and 2010 were calculated based on awards ultimately expected to vest and have been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Total estimated stock-based compensation expense, related to all of our share-based payment awards, recognized under ASC 718 comprised of the following:

	Years Ended December 31, 2012	2011	2010
	(in thousands)		
Research and development	$285	$ 715	$ 852
General and administrative	411	843	1,240
Stock-based compensation expense before taxes	696	1,558	2,092
Related income tax benefits	—	—	—
Effect on net loss	$696	$1,558	$2,092

Because we had a net operating loss carryforward as of December 31, 2012, no tax benefits for the tax deductions related to stock-based compensation expense were recognized in our Statements of Operations. Additionally, no incremental tax benefits were recognized from stock options exercised in the years ended December 31, 2012, 2011 and 2010, which would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities. As of December 31, 2012, $183,000 of total unrecognized compensation costs, net of forfeitures, related to non-vested awards was expected to be recognized over a weighted average period of 0.55 year.

Valuation assumptions

Assumptions used in the Black-Scholes model were as follows:

	Stock Option Plans 2012	2011	2010	Stock Purchase Plan 2012	2011	2010
Weighted average expected stock price volatility	111.0%	104.9%	N/A	107.7%	88.2%	N/A
Weighted average risk-free interest rate	1.29%	2.14%	N/A	0.21%	0.26%	N/A
Weighted average expected life (in years)	6.08	5.53	N/A	1.18	1.25	N/A
Weighted average expected dividend yield	—	—	—	—	—	—

9. Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal and state income taxes.

The provision for income taxes differs from the expected tax expense computed by applying the statutory federal income tax rate to loss before taxes as follows:

	Years Ended December 31, 2012	2011	2010
	(in thousands)		
Tax at Federal statutory rate	$(2,710)	$(4,088)	$ (8,406)
State tax, net of federal income tax benefit	(465)	(701)	(1,424)
Research and development credit	(51)	(51)	(239)
Un-benefitted losses	3,212	4,710	10,324
Other individually immaterial items	14	130	(255)
Provision for income taxes	$ —	$ —	$ —

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

	December 31,	
	2012	2011
	(in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 17,131	$ 11,476
Tax credits carryforwards	4,424	4,373
Capitalized research expenses	1	7,622
Stock based compensation	5,048	6,571
Other	629	1,518
Total deferred tax assets	27,233	31,560
Valuation allowance	(27,233)	(31,560)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $4.3 million at December 31, 2012, decreased by $85.9 million in 2011 and increased by $7.1 million in 2010.

As of December 31, 2012, we had U.S. federal and state net operating losses of approximately $39.1 million and $65.9 million, respectively. If not utilized, these carryforwards will begin to expire beginning in 2013 for federal and state purposes. Approximately $10.6 million of the federal and $8.2 million of the state net operating loss carryforwards represents the stock option deduction arising from activity under the Company's stock option plan, the benefit of which will increase additional paid in capital when realized. For federal and state income tax purposes, a portion of the Company's net operating loss carryforward is subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws. The annual limitation may result in the expiration of the net operating loss before utilization.

We have research credit carryforwards of approximately $6.7 million for state income tax purposes. California state research and development credits can be carried forward indefinitely.

Effective January 1, 2007, we adopted ASC 740-10-25. This interpretation clarifies the criteria for recognizing income tax benefits under ASC 740, *"Accounting for Income Taxes,"* and requires additional disclosures about uncertain tax positions. Under ASC 740-10-25 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. Upon adoption of ASC 740-10-25 on January 1, 2007, we recognized a $14.2 million increase in our liability for unrecognized income tax benefits, and did not recognize a decrease to Retained Earnings. A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the twelve-month period ended December 31, 2012 is as follows:

	2012	2011
	(in thousands)	
Balance at January 1	$8,145	$ 9,214
Additions for tax positions related to current year	43	63
Reductions for tax positions of prior years	—	(1,132)
Settlements during the current year	—	—
Balance at December 31	$8,188	$ 8,145

Interest and penalty costs related to unrecognized tax benefits are classified as a component of "Income Tax Expense" in the accompanying statement of operations and the corresponding liability in "Income Taxes Payable" or "Prepaid Income Taxes" in the accompanying balance sheet. We, however, did not recognize any interest expense related to unrecognized tax benefits for the year ended December 31, 2012.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are subject to U.S. federal income tax examination for calendar tax years ending 2008 through 2012. Additionally, we are subject to various state income tax examinations for the 1990 through 2012 calendar tax years. The federal and U.S. state taxing authorities may choose to audit tax returns for tax years beyond the statute of limitation period due to significant tax attribute carryforwards from prior years, making adjustments only to carryforward attributes. The Company is not currently under audit in any major tax jurisdiction.

10. Subsequent Events

Stock Offerings

In the first two months of 2013, we sold 1,870,830 shares of our Common Stock under the At Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC and received approximately $ 3.6 million in net proceeds after deducting commissions and other related expenses.

Operating Lease

In November 2010, we entered into arrangements to sublease our facility located at 3165 Porter Drive in Palo Alto, California, which consists of approximately 92,000 square feet of research and office space. The sublease term commenced in November 2010 and will expire on May 31, 2014, the date on which the current term of our master lease for the facility expires. However, if the master lease is terminated for any reason prior to this date, the sublease will terminate concurrently. As of February 2013, the remaining lease payments to our landlord, ARE-San Francisco No. 24, LLC, or ARE, through the end of the master lease total approximately $4.5 million, and the remaining sublease income to Telik through the same period total approximately $3.2 million.

On February 19, 2013, we entered into an agreement with ARE pursuant to which the premises was voluntarily surrendered, the master lease and sublease were terminated as of February 28, 2013, we were relieved of further obligations under the master lease and further rights to rental income under the sublease, and we agreed to pay a termination fee to ARE of approximately $0.7 million. In addition to the termination fee, if we receive $15 million or more in additional financing, an additional termination fee of $0.6 million will be due to ARE, but otherwise forgiven.

On February 27, 2013, Telik entered into an arrangement to sublease a facility at 2100 Geng Road, Suite 102, Palo Alto, California in which to relocate our principal executive offices. The term of the Geng Road Sublease commenced on March 1, 2013 and expires on November 30, 2014, the date on which the current term of the Geng Road Master Lease expires. However, if the Geng Road Master Lease is terminated for any reason prior to this date, the Geng Road Sublease will terminate concurrently. Upon execution of the agreement, we paid Sublessor the first month's rent with second month's rent due on March 28, 2013, and deposited into an escrow account approximately $219,000 which represents the total rent due for the remaining term (May 1, 2013 thru November 30, 2014).

11. Quarterly Financial Information (unaudited)

Selected quarterly financial information is summarized below (in thousands except per share amounts):

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012				2011			
Quarter ended	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Total revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Operating costs and expenses:								
Research and development	736	867	932	989	1,102	1,305	1,465	1,694
General and administrative	1,032	1,011	1,123	1,289	1,401	1,550	1,546	1,994
Facility exit costs	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—
Total operating costs and expenses	1,768	1,878	2,055	2,278	2,503	2,855	3,011	3,688
Loss from operations	(1,768)	(1,878)	(2,055)	(2,278)	(2,503)	(2,855)	(3,011)	(3,688)
Interest and other income (expense), net	2	2	3	1	4	7	10	14
Net loss	$(1,766)	$(1,876)	$(2,052)	$(2,277)	$(2,499)	$(2,848)	$(3,001)	$(3,674)
Net loss per share, basic and diluted (1) (2)	$ (0.66)	$ (0.78)	$ (1.11)	$ (1.25)	$ (1.38)	$ (1.58)	$ (1.67)	$ (2.05)
Weighted average shares used in computing net loss per share, basic and diluted (2)	2,687	2,395	1,849	1,816	1,805	1,799	1,799	1,790

(1) Net loss per share for each quarter are calculated as a discrete period; the sum of four quarters may not equal the calculated full year amount.

(2) Adjusted for the 1-for-30 reverse stock split as discussed in Notes 1 and 8

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation. (2)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (16)
3.3	Amended and Restated Bylaws. (10)
3.4	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (5)
3.5	Registrant's Certificate of Elimination with respect to Series A Junior Participating Preferred Stock. (18)
4.1	Specimen Common Stock Certificate. (1)
10.1	Form of Indemnity Agreement. (1) (3)
10.2	2011 Equity Incentive Plan and related documents (3)(13)
10.3	2000 Equity Incentive Plan and related documents. (3) (4)
10.4	2000 Employee Stock Purchase Plan and Offering. (3) (4)
10.5	2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (11)
10.6	1996 Stock Option Plan and forms of grant thereunder. (3) (4)
10.7	1988 Stock Option Plan and forms of grant thereunder. (3) (4)
10.8	Form of Non-Plan Stock Option Agreement. (3) (4)
10.9	Telik, Inc. Executive Officer Bonus Plan. (3)(9)
10.10	Amended and Restated Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 17, 2008, as amended. (3) (12)
10.11	Agreement for Termination of Lease and Voluntary Surrender of Premises dated February 19, 2013, by and between Telik and ARE-San Francisco No. 24, LLC. (6)
10.12	Sublease between Telik and Boomerang.com, Inc. dated February 27, 2013 (17)
10.13	Lease, between Telik and Aricent US, Inc., dated November 22, 2010. (14)
10.14*	Manufacturing Supply Agreement dated July 1, 2004, by and between Telik and Organichem Corporation. (7)
10.15	Telik, Inc. Change of Control Severance Benefit Plan, dated February 21, 2003, amended December 17, 2008. (3) (12)
10.16	At Market Issuance Sales Agreement, dated August 30, 2011, by and between Telik, Inc., and McNicoll, Lewis & Vlak LLC. (15)
14.1	Telik, Inc. Code of Conduct. (8)
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Document
101.DEF**	XBRL Taxonomy Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Link Document

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

** These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1, filed on April 3, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8, as filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001, as filed on November 5, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated February 19, 2013, as filed on February 22, 2013.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed on November 8, 2004.

(8) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 5, 2004.

(9) Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the year ended December 31, 2006, as filed on February 28, 2007.

(10) Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated December 11, 2007, as filed on December 14, 2007.

(11) Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2007, as filed on March 3, 2008.

(12) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 17, 2008, as filed on December 23, 2008.

(13) Incorporated by reference to Appendix E to our Proxy Statement for the Annual Meeting of Stockholders, as filed on May 16, 2011.

(14) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, as filed on August 12, 2011.

(15) Incorporated by reference to Exhibit 10.17 to our Current Report on Form 8-K dated August 30, 2011, as filed on August 31, 2011.

(16) Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 28, 2012, as filed on March 30, 2012.

(17) Incorporated by reference to exhibits to our Current Report on Form 8-K dated February 27, 2013, as filed on March 5, 2013.

(18) Incorporated by reference to Exhibit 3.4 to our Annual Report on Form 10-K for the year ended December 31, 2011, as filed on February 27, 2012.

Exhibit 31.1

CERTIFICATIONS

I, Michael M. Wick, M.D., Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ MICHAEL M. WICK

Michael M. Wick, M.D., Ph.D.
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Wendy Wee, certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ WENDY WEE

Wendy Wee
Vice President, Finance and Controller
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Michael M. Wick, M.D., Ph.D., Chairman and Chief Executive Officer of Telik, Inc. (the "Company"), and Wendy Wee, Vice President, Finance and Controller of the Company, each hereby certifies that, to the best of his or her knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2012, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 15th day of March, 2013.

/s/ MICHAEL M. WICK	/s/ WENDY WEE
Michael M. Wick, M.D., Ph.D. **Chairman and Chief Executive Officer** **(Principal Executive Officer)**	**Wendy Wee** **Vice President, Finance and Controller** **(Principal Financial and Accounting Officer)**

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Telik, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.


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